NO ACT

PE
1-21-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11005994

March 21, 2011

Received SEC
MAR 2 1 2011
Washington, DC 20549

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-21-11

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2011

Dear Ms. Ising:

This is in response to your letter dated January 21, 2011 concerning the shareholder proposal submitted to ExxonMobil by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 28, 2011 and January 30, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 21, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2011

The proposal requests that the board take the steps necessary so that each shareholder voting requirement impacting the company that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that ExxonMobil's policies, practices and procedures compare favorably with the guidelines of the proposal and that ExxonMobil has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ExxonMobil relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Exxon Mobil Corporation (XOM)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This responds further to the January 21, 2011compnay request to avoid this rule 14a-8 proposal.

In regard to the company "one minor respect" argument, the Sprint Nextel (S) 2010 proxy used a similar "one limited exception" argument in its management opposition statement to a rule 14a-8 proposal. Furthermore the company "one limited exception" argument was given first priority in the company argument.

This "one limited exception" argument apparently had little impact on shareholders as shareholders gave 67%-support to the corresponding rule 14a-8 proposal submitted to Sprint (attached).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
David G. Henry <david.g.henry@exxonmobil.com>

Table of Contents

Our Chairman, James Hance, who also chaired our audit committee, is potentially over-boarded with five board seats. Toping this was Robert Bennett, who represented one-third of our audit committee and was on six boards including the "D" and "F" rated boards of Discovery Holding Company (DISCA), Liberty Entertainment (LMDIA), Liberty Interactive Group (LINTA) and Liberty Media (LCAPA). Directors Sven-Christer Nilsson and William Nuti owned no stock.

We had no shareholder right to cumulative voting, act by written consent, call a special meeting or vote on executive pay.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent–Yes on 3.

Our Response to the Shareholder Proposal

The proposal is asking the board of directors to "undertake such steps as may be necessary to permit shareholders to act by written consent of a majority of our shares outstanding to the extent permitted by law."

Shareholder action by written consent of a majority of the shares outstanding has little practical value for a public company such as Sprint Nextel. Under Kansas law, in which we are incorporated, shareholders may act by written consent of a majority of outstanding shares *in one limited exception*: in the election of directors at an *annual meeting* but only if *all of the directorships are vacant* and will be filled by approval of the written consent. Because Sprint Nextel's Articles of Incorporation provide that (1) all directors hold office until the next annual meeting and until a successor has been elected, and (2) any directorship vacancy may be filled by the board of directors, the likelihood that all of the directorships would be vacant at one time for an annual meeting is *extremely unlikely*. Because the likelihood is so remote, we do not believe it is in the best interest of the shareholders to adopt this shareholder proposal.

Moreover, the board of directors believes that meaningful shareholder participation is critical to our long-term success. We believe, however, that there are important reasons for requiring the unanimous consensus of all our shareholders in order to undertake certain actions in lieu of the requirement to hold a shareholder meeting, including the election of directors. The unanimous consent provision protects all shareholders against the self-interested actions of a few large investors, who would be able to initiate an approval via written consent by giving you only minimal prior notice and little opportunity for input with respect to the actions to be voted upon. Our board of directors believes that Sprint and its shareholders should be far more deliberate prior to taking actions of important corporate matters and that, in the absence of overwhelming shareholder support, should be taken only with the involvement of you and our existing board of directors.

Our Board of Directors recommends a vote "AGAINST" this Proposal 6.

Other Matters to Come Before the Meeting

The shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted: (1) for the nominees for director named in Proposal 1; (2) for ratification of the selection of the independent registered public accounting firm described in Proposal 2; (3) for Proposal 3 relating to the amendment to the 2007 Plan; and (4) against the shareholder proposals described in Proposals 4, 5 and 6. Should any matter not described above be properly presented at the meeting, the persons named in the proxy card will vote in accordance with their judgment as permitted. One shareholder has indicated his intention to present a proposal at the annual meeting requiring that the board of directors provide certain information and disclosures regarding our code of ethics. This proposal is not included in this proxy statement because it was properly excluded pursuant to SEC rules. If this proposal is properly presented at the meeting and any adjournment or postponement of the meeting, the persons named in the proxy card will use their discretionary authority to vote

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Exxon Mobil Corporation (XOM)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 21, 2011compnay request to avoid this rule 14a-8 proposal.

The company claims that it still has a simple majority vote requirement. The company provided no precedent of a company avoiding a rule 14a-8 proposal on this topic through the no action process by doing absolutely nothing and still maintaining a removable supermajority vote provision.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
David G. Henry <david.g.henry@exxonmobil.com>

(1) The holders of Class B Preferred Stock shall be entitled to vote on all matters submitted to a vote of the shareholders of the Corporation, voting together with the holders of Common Stock as one class. The holder of each share of Class B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such Class B Preferred Stock could be converted on the record date for determining the shareholders entitled to vote; it being understood that whenever the "Conversion Price" (as defined in Section 5 hereof) is adjusted as provided in Section 9 hereof, the number of votes of the Class B Preferred Stock shall also be correspondingly adjusted.

(2) Except as otherwise required by law or set forth herein, holders of Class B Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for the taking of any corporate action, including the issuance of any preferred stock now or hereafter authorized, provided, however, that the vote of at least 66-2/3% of the outstanding shares of Class B Preferred Stock, voting separately as a class, shall be necessary to approve any alteration, amendment or repeal of any provision of the Restated Certificate of Incorporation or any alteration, amendment or repeal of any provision of the resolutions relating to the designation, preferences and rights of Class B Preferred Stock (including any such alteration, amendment or repeal effected by any merger or consolidation in which the Corporation is the surviving or resulting corporation), if such amendment, alteration or repeal would alter or change the powers, preferences, or special rights of the Class B Preferred Stock so as to affect them adversely.

5. Conversion into Common Stock.

(A) A holder of shares of Class B Preferred Stock shall be entitled, at any time prior to the close of business on the date fixed for redemption of such shares pursuant to Sections 6, 7 or 8 hereof, to cause any or all of such shares to be converted into shares of Common Stock. The number of shares of Common Stock into which each share of the Class B Preferred Stock may be converted shall be determined by dividing the Liquidation Price in effect at the time of conversion by the Conversion Price (as hereinafter defined) in effect at the time of conversion. The Conversion Price per share at which shares of Common Stock shall be initially issuable upon conversion of any shares of Class B Preferred Stock shall be $29.447411 subject to adjustment as hereinafter provided; that is, a conversion rate initially equivalent to 132.015 shares of Common Stock for each share of Class B Preferred Stock, which is subject to adjustment as hereinafter provided.

(B) Any holder of shares of Class B Preferred Stock desiring to convert such shares into shares of Common Stock shall surrender, if certificated, the certificate or certificates representing the shares of Class B Preferred Stock being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or if uncertificated, a duly executed stock power relating thereto, at the principal executive office of the Corporation or the offices of the transfer agent for the Class B Preferred Stock or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Class B Preferred Stock by the Corporation or the transfer agent for the Class B Preferred Stock, accompanied by written notice of conversion. Such notice of conversion shall specify (i) the number of shares of Class B Preferred Stock to be converted and the name or names in which such holder wishes the Common Stock and any shares of

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Exxon Mobil Corporation (XOM)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 21, 2011compnay request to avoid this rule 14a-8 proposal.

The company claims that it still has a simple majority vote requirement. The company provided no precedent of a company avoiding a rule 14a-8 proposal on this topic through the no action process by doing absolutely nothing and still maintaining a removable supermajority vote provision.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
David G. Henry <david.g.henry@exxonmobil.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: C 26471-00003

January 21, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Kenneth Steiner (John Chevedden)
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This would include reincorporating in another state if necessary.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail.

Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Based on the shareholder voting requirements applicable to the Company as a New Jersey corporation under the New Jersey Business Corporation Act (the "NJBCA") and pursuant to Company's governing documents, as discussed below, the Company believes that it has substantially implemented the Proposal. Under the NJBCA, actions of the Company's shareholders generally shall be "authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon," unless otherwise required by (1) the Certificate, or (2) the NJBCA. N.J. Stat. Ann. 14A:5-11.

The Company's Restated Certificate of Incorporation (the "Certificate"), a copy of which is attached to this letter as Exhibit B, does not contain any supermajority shareholder voting requirements except in one minor respect.[1] There is a provision in the Certificate that requires a two-thirds vote of Class B Preferred Stock (the "Class B Preferred") on any proposed amendment to the Certificate that would adversely affect the preferences, special rights or powers of the Class B Preferred (the "Class B Preferred Voting Provision"). However, the Company currently does not have any Class B Preferred outstanding, and therefore this shareholder voting requirement does not "impact" the Company. The Staff recognized this last year, when it concurred that the Class B Preferred Voting Provision did not preclude the Company from excluding a shareholder proposal requesting that shareholders be permitted to act by the written consent of a majority of outstanding shares as substantially implemented under Rule 14a-8(i)(10). *See Exxon Mobil Corp. (Chevedden)* (avail. Mar. 19, 2010). *See also Mattel, Inc.* (avail. Feb. 3, 2010). Similarly, in *MDU Resources Group, Inc.* (avail. Jan. 16, 2010), the company received a shareholder proposal requesting that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for or against any proposal. Although the company took the steps necessary to remove a number of other supermajority provisions from its charter, it retained a provision requiring approval by two-thirds of the outstanding shares of preferred and preference stocks for certain actions that affected the rights of the preferred and preference stocks. The Staff concurred with the exclusion of the shareholder proposal as substantially implemented under

[1] Pursuant to the NJBCA, the Company's By-laws cannot contain any supermajority shareholder voting requirements.

Rule 14a-8(i)(10). Like *MDU Resources Group, Inc.*, the Company's Certificate contains a protective provision for its preferred stock, however in this case, the protective provision also has no impact on the Company because the Company does not have any Class B Preferred outstanding. Therefore, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

While certain NJBCA provisions applicable to the Company expressly provide for a shareholder voting requirement greater than a majority, the Company has taken all steps possible to opt out of these requirements. For example, for corporations organized prior to January 1, 1969 (which includes the Company), shareholder approval by two-thirds of the votes cast is required for (1) an amendment to the certificate of incorporation, (2) a proposed plan of merger or consolidation, (3) a sale, lease, exchange, or other disposition of all, or substantially all, the assets of the corporation, and (4) a dissolution, in each case unless the corporation opts out of these supermajority requirements in its certificate of incorporation. Article Eighth of the Company's Certificate expressly opts out of these supermajority requirements and adopts the majority votes cast standard requested by the Proposal for each of these actions.

Furthermore, there are certain NJBCA provisions that require unanimous approval of a company's shareholders. Under the NJBCA, the Company cannot "change" or opt out of these shareholder voting requirements. Specifically:

- N.J. Stat. Ann. 14A:3-3 requires the affirmative vote of all of the votes cast by the holders of each class and series of shares entitled to vote thereon with respect to a guaranty not in furtherance of a corporation's direct or indirect business interests; and
- N.J. Stat. Ann. 14A: 5-21(5) requires the approval of the holders of record of all outstanding shares, whether or not having voting power, with respect to a provision in a certificate of incorporation transferring management of the business from a board of directors to one or more persons named in the certificate of incorporation.

Because the Company cannot "change" the voting threshold under these provisions, the Company has substantially implemented the Proposal. *See Whole Foods Market, Inc.* (avail. Dec. 21, 2010) (concurring with the exclusion of a proposal that is nearly identical to the Proposal under Rule 14a-8(i)(10) as substantially implemented where the company had already eliminated all supermajority voting requirements in its charter and by-laws, and the only remaining supermajority voting requirement arose under a state law that did not allow the reduction of the voting threshold thereunder); *MDU Resources Group, Inc.* (avail. Jan. 16, 2010) (concurring that a shareholder proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against any proposal in compliance with applicable laws," was substantially implemented, even though the company's charter contained the protective provision discussed above and a provision requiring approval by "a majority in number representing three-fourths in value of . . . the stockholders or class of stockholders," where that voting threshold was required by statute.)

Therefore, because the Company has taken all possible steps available under the NJBCA to eliminate any supermajority shareholder voting requirements that "impact" the Company and the Company's Certificate and By-laws do not contain any supermajority shareholder voting requirements except in one minor respect that the Staff has found not to prevent similar proposals from being substantially implemented in the past, the Company believes that the Proposal may be excluded from the 2011 Proxy Materials as substantially implemented pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals requesting changes to a company's shareholder voting requirements and other corporate governance procedures. *See PG&E Corp.* (avail. Mar. 1, 2002) (concurring with the exclusion of a proposal seeking to make "simple-majority vote . . . the sole requirement . . . to effect a merger or business combination or other issue for shareholder vote" as vague and indefinite under Rule 14a-8(i)(3)); *see also General Electric Co.* (avail. Jan. 26, 2009) (concurring with the exclusion of a proposal regarding the ability of shareholders to call special meetings as vague and indefinite).

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

In the instant case, the scope of the Proposal is vague and indefinite. It requests that the Board change "each shareholder voting requirement *impacting* our company" that currently calls for a greater than simple majority vote. However, due to innumerable ways that a shareholder voting requirement can "impact" the Company, it is impossible to identify which shareholder voting requirements the Proposal seeks to change. The Staff previously has recognized that when a proposal "would require the Company to make highly subjective determinations concerning . . . when the proscriptions of the proposal would apply," the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). *NYNEX Corp.* (avail. Jan. 12, 1990). In *NYNEX Corp.*, the proposal requested that the company not interfere in government policies of foreign nations. In concurring with the exclusion of the proposal as vague and indefinite, the Staff specifically noted that the company would be required to make a highly subjective determination concerning what constitutes "interference" without guidance from the proposal. *See also Yahoo! Inc.* (avail. Mar. 26, 2008) (concurring with the exclusion of a proposal requesting a new policy regarding "doing business" in China as vague and indefinite); *Bank of America Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal requesting a moratorium on activities that "support" MTR coal mining as vague and indefinite). Similarly, determining which shareholder voting requirements "impact" the Company is highly subjective, and the instant Proposal provides minimal guidance. As the Staff noted in *NYNEX Corp.*, "the proposal is so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the Company would take under the proposal."

Moreover, to the extent that the Proposal provides any specific guidance as to what actions the Company would be required to take under the Proposal, that guidance makes the

Proposal even more vague. In this regard, the Proposal explicitly requires that the Company take the extraordinary action of reincorporating in another state if necessary for the Company to change shareholder voting requirements as requested in the Proposal. However, the Proposal does not provide the Company's shareholders with any information by which to determine with any reasonable certainty whether this extraordinary action is necessary to implement the Proposal. The Proposal requests that the Company take the steps necessary to change each shareholder voting requirement impacting the Company that call for a greater than simple majority vote to a majority of the votes cast for or against the proposal. Therefore, in order to determine whether the Proposal requires the Company to reincorporate in another state, a shareholder would need to determine whether there are any shareholder voting requirements under the NJBCA that prevent the change requested by the Proposal, and whether there are any other states with laws that would allow the Company to implement the change requested by the Proposal to a greater extent. As discussed above, the NJBCA requires the unanimous approval of the Company's shareholders with respect to two very unusual actions: (1) a guaranty not in furtherance of a corporation's direct or indirect business interests and (2) a provision in a certificate of incorporation transferring management of the business from a board of directors to one or more persons named in the certificate of incorporation. Therefore, assuming that there is some other state that does not impose these requirements on its corporations (and that does not impose other shareholder voting requirements inconsistent with the change requested in the Proposal), the Proposal requires the Company to reincorporate in another state. It is unreasonable to expect that any of the Company's shareholders would have the knowledge of the NJBCA necessary to understand the likelihood that implementation of this Proposal would require the extraordinary action of reincorporating the Company in another (unnamed) state.

The Staff has concurred consistently with the exclusion of a shareholder proposal as vague and indefinite when shareholders would not understand the actions required by the proposal without knowing the requirements of a specific set of standards or guidelines that are not described in the proposal. *See JPMorgan Chase & Co.* (avail Mar. 5, 2010) (concurring with the exclusion of a shareholder proposal requesting a report on "grass roots lobbying communications," defined only by a citation to a section of the Code of Federal Regulations, as vague and indefinite); *AT&T Inc.* (avail. Feb. 16, 2010) (same). *See also The Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion of a shareholder proposal seeking to have a committee "follow the Universal Declaration of Human Rights," without further description of such standard, as vague and indefinite). Here, the Proposal effectively requests that the Company reincorporate in another state, if the NJBCA requires shareholder voting requirements greater than simple majority vote but does not provide any description of what the NJBCA requires. Just as it was unreasonable to expect a shareholder to be familiar with a definition under the Code of Federal Regulations in *JPMorgan Chase & Co.* (avail Mar. 5, 2010), the Company's shareholders cannot be expected to have sufficient knowledge of the minutia of the NJBCA to reasonably determine whether the Proposal requires the extraordinary action of reincorporating the Company in another state.

Consistent with the Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also The Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, a highly subjective determination is required even to identify the objective of the Proposal, and the scope of the required action is subject to alternative, materially-different interpretations. Neither the Company's shareholders nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Lisa K. Bork, the Company's Corporate and Securities Counsel, at (972) 444-1473.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Lisa K. Bork, Exxon Mobil Corporation
John Chevedden
Kenneth Steiner

101005193

GIBSON DUNN

Exhibit A

SHAREHOLDER PROPOSAL

OCT 7 2010

NO. OF SHARES Ø
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
OCT 7 2010
D. S. ROSENTHAL

Mr. Rex W. Tillerson
Chairman of the Board
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd
Irving TX 75039
Phone: 972 444-1000

Dear Mr. Tillerson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

9/20/10
Date

cc: David G. Henry <david.g.henry@exxonmobil.com>
Corporate Secretary
FX: 972-444-1505*
FX: 972 444-1199

[XOM: Rule 14a-8 Proposal, October 7, 2010]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This would include reincorporating in another state if necessary.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M).

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.
Rule 14a-8 Proponent since 1995.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> **Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:**
> - **the company objects to factual assertions because they are not supported;**

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

10/18/10 11:04 PM

To "David G. Henry" <david.g.henry@exxonmobil.com>

cc

bcc

Subject Verification Letter -(XOM)

Mr. Henry,
Please see the attached Rule 14a-8 verification of stock ownership letter.
Sincerely,
John Chevedden

cc: Kenneth Steiner CCE00016.pdf

DJF
DISCOUNT BROKERS

RECEIVED
OCT 18 2010
D.G HENRY

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number____________________, held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2360 shares of Exxon Mobil Corp. (XOM); having held at least two thousand dollars worth of the above mentioned security since the following date: 6/28/95, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To David Henry	From John Chevedden
Co./Dept.	Co.
Phone #	Phone FISMA & OMB Memorandum M-07-16 ***
Fax # 972-444-1505 972-444-1199	Fax #

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

October 20, 2010

VIA UPS – OVERNIGHT DELIVERY

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

This will acknowledge receipt via facsimile on October 7, 2010 of a proposal from Kenneth Steiner (the "Proponent") relating to simple majority vote in connection with ExxonMobil's 2011 annual meeting of shareholders. The cover letter accompanying the proposal indicates that correspondence regarding the proposal should be directed to your attention.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If the Proponent intends to attend the annual meeting, the Proponent should identify himself at the admissions desk, together with photo identification if requested, prior to the start of the meeting.

If the Proponent intends to appoint another person to act in his place to present this proposal, the Proponent must provide documentation signed by the Proponent that specifically identifies the intended representative by name and specifically delegates to that person the authority previously delegated to the Proponent to present the applicable shareholder proposal at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Any such representative intending to act in place of the Proponent should also bring an original signed copy of the applicable authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming the Proponent's designation to act as lead filer and granting the Proponent authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both the Proponent's interest and ours. Without clear documentation from all co-filers confirming and delineating the Proponent's authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

DSR/sjn

c: Mr. Kenneth Steiner

SHAREHOLDER PROPOSAL

DEC 14 2010

NO. OF SHARES 2,360

DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Rex W. Tillerson
Chairman of the Board
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd
Irving TX 75039
Phone: 972 444-1000

DECEMBER 13, 2010 REVISION

Dear Mr. Tillerson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

9/20/10
Date

cc: David G. Henry <david.g.henry@exxonmobil.com>
Corporate Secretary
FX: 972-444-1505*
FX: 972 444-1199

[XOM: Rule 14a-8 Proposal, October 7, 2010, December 13, 2010 Revision]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This would include reincorporating in another state if necessary.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," and "Very High Concern" for Executive Pay – $27 million for our CEO Rex Tillerson. Only 49% of Mr. Tillerson's pay was incentive based.

Our CEO was granted restricted stock pay with a grant date value of nearly $17 million and no performance vesting. Combined with executive perks such as personal use of company jets and properties, executive pay practices were not aligned with shareholder interests.

Samuel Palmisano (Chair/CEO of IBM) was our Lead Director. With such heavy responsibility, it is questionable whether he had sufficient time to dedicate to Exxon. Palmisano attracted our second highest negative votes and was furthermore a CEO on our 3-person Executive Pay Committee.

Regarding the future trend in our director selection process, Peter Brabeck-Letmathe, one of our newer directors, had 6 directorships – over-commitment concern. On the other hand, our board was the only significant directorship for 5 of our directors. This could indicate a significant lack of current transferable director experience. Another newer director, Jay Fishman, brings experience from the D-rated board of Travelers Companies.

Please encourage our board to respond positively to this proposal: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Robert A. Luettgen
Manager - Office of the Secretary

ExxonMobil

December 17, 2010

VIA UPS – OVERNIGHT DELIVERY

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

This will acknowledge receipt via e-mail on December 13, 2010 of a new proposal from Kenneth Steiner (the "Proponent") relating to simple majority vote in connection with ExxonMobil's 2011 annual meeting of shareholders.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted (December 13, 2010). The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. (The evidence of ownership previously submitted with respect to your October 7 proposal does not establish ownership as of the date of your new submission.) To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 13, 2010), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If the Proponent intends to attend the annual meeting, the Proponent should identify himself at the admissions desk, together with photo identification if requested, prior to the start of the meeting.

If the Proponent intends to appoint another person to act in his place to present this proposal, the Proponent must provide documentation signed by the Proponent that specifically identifies the intended representative by name and specifically delegates to that person the authority previously delegated to the Proponent to present the applicable shareholder proposal at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Any such representative intending to act in place of the Proponent should also bring an original signed copy of the applicable authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming the Proponent's designation to act as lead filer and granting the Proponent authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both the Proponent's interest and ours. Without clear documentation from all co-filers confirming and delineating the Proponent's authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

RAL/sjn

c: Mr. Kenneth Steiner

§ 240.14a-8 Shareholder proposals.

top

Link to an amendment published at 75 FR 56782, Sept. 16, 2010.

Link to a delay published at 75 FR 64641, Oct. 20, 2010.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]



David G Henry/Dallas/ExxonMobil

01/04/11 02:59 PM

To *** FISMA & OMB Memorandum M-07-16 ***

cc Jim E Parsons/Dallas/ExxonMobil@xom

bcc David G Henry/Dallas/ExxonMobil

Subject Re: Re Two Broker Letters Requested for One Proposal (XOM)

In response to your email below, as you know Rule 14a-8 requires ownership of qualifying securities as of the date a proposal is submitted, and we view your second filing as a new submission.

My fax number is 972 444 1505.

David G. Henry
Investor Relations
(972) 444-1193
BB (214) 789-5513

*** FISMA & OMB Memorandum M-07-16 ***



*** FISMA & OMB Memorandum M-07-16 ***

12/29/10 09:35 AM

To "David G. Henry" <david.g.henry@exxonmobil.com>

cc

Subject Re Two Broker Letters Requested for One Proposal (XOM)

Dear Mr. Henry, In regard to the December 17, 2010 company letter that had no telephone number, no fax number number and no email address, can the company advise where to find a rule, if any, that two broker letters are required if a rule 14a-8 proposal is revised prior to the proposal due date.

Sincerely,
John Chevedden
cc: Kenneth Steiner



David G Henry/Dallas/ExxonMobil

01/06/11 04:23 PM

To *** FISMA & OMB Memorandum M-07-16 ***
cc
bcc David G Henry/Dallas/ExxonMobil
Subject Simple Majority Vote Proposal (XOM)

As I said on the phone message I left you this afternoon, we have decided to accept the revised proposal submitted on December 13, 2010. There is no need for a new proof of ownership.

As I also mentioned, like last year, David Rosenthal would like to talk to phone you to talk about your proposal. Please send me back good date/times for you.

David G. Henry
Investor Relations
(972) 444-1193
BB (214) 789-5513

David G
Henry/Dallas/ExxonMobil

01/12/11 12:32 PM

To FISMA & OMB Memorandum M-07-16 ***
cc David S Rosenthal/Dallas/ExxonMobil@xom
bcc David G Henry/Dallas/ExxonMobil
Subject ExxonMobil Call Follow-Up

David Rosenthal is traveling so he asked me to respond to the attachment you sent him after your call on Tuesday. Your attachment is included below.

This page is from the terms of a special series of preferred stock used for an Employee Stock Ownership Plan financing transaction in the 80's. These shares were reacquired and cancelled by year-end 1999 as reported in the 1999 Form 10-K Note 13, page F23 attached below.

The preferred stock terms never affected the voting rights of our common stock holders. In any event, such terms are no longer applicable since no such preferred shares remain.

We appreciate the opportunity to discuss this subject with you and want to confirm that all matters voted on by shareholders require only a simple majority vote.

CCE00003.pdf 1999 Notes to Consolidated Fin Stmt.pdf

David G. Henry
Investor Relations
(972) 444-1193
BB (214) 789-5513

FISMA & OMB Memorandum M-07-16 ***

01/11/11 10:55 AM

To "David S. Rosenthal" <david.s.rosenthal@exxonmobil.com>
cc
Subject Rule 14a-8 Proposal (XOM)

Mr. Rosenthal, Thank you for the discussion today. Please see the attachment.
Sincerely,

John Chevedden CCE00003.pdf

13. Capital

At the effective time of the merger of Exxon and Mobil, the authorized common stock of ExxonMobil was increased from three billion shares to 4.5 billion shares. Under the terms of the merger agreement, approximately 1.0 billion shares of ExxonMobil common stock were issued in exchange for all of the outstanding shares of Mobil's common stock based upon an exchange ratio of 1.32015 ExxonMobil shares for each Mobil share.

In 1997, 642 million shares of Exxon common stock held by Exxon as treasury shares were cancelled and returned to the status of authorized but unissued shares. Mobil's common stock accounted for as treasury stock was cancelled at the effective time of the merger.

In 1989, Mobil sold 206 thousand shares of a new issue of Series B Convertible Preferred Stock to its employee stock ownership plan (Mobil ESOP) trust for $3,887.50 per share. Each preferred share was convertible into 100 shares of Mobil common stock. The proceeds of the issuance were used by Mobil for general corporate purposes. In connection with the merger, each outstanding share of Mobil's Series B Convertible Preferred Stock was converted into one share of ExxonMobil Class B Preferred Stock with similar terms. Each share of ExxonMobil Class B Preferred Stock was convertible into 132.015 shares of ExxonMobil common stock. Dividends were cumulative and payable in an amount per share equal to $300 per annum. In 1999, 1998, and 1997, Mobil Series B Convertible Preferred Stock totaling 6 thousand, 6 thousand, and 5 thousand shares, respectively, were redeemed. After the merger, 159 thousand shares of ExxonMobil Class B Preferred Stock totaling $618 million were converted to ExxonMobil common stock. At year-end 1999, no shares of Class B Preferred Stock remained outstanding.

In 1989, Exxon sold 16.3 million shares of a new issue of convertible Class A Preferred Stock to its leveraged employee stock ownership plan (Exxon LESOP) trust for $61.50 per share. The proceeds of the issuance were used by Exxon for general corporate purposes. If the common share price exceeded $30.75, one share of Exxon Class A Preferred Stock was convertible into two shares of common stock. If the price was $30.75 or less, one share of preferred stock was convertible into common shares having a value of $61.50. Dividends were cumulative and payable in an amount per share equal to $4.680 per annum. In 1999, 1998 and 1997, 1.7 million, 1.4 million and 1.8 million shares of Exxon Class A Preferred Stock totaling $105 million, $85 million and $113 million, respectively, were converted to common stock. At year-end 1999, no shares of Class A Preferred Stock remained outstanding.

In 1989, $1,800 million of benefit plan related balances were recorded as debt and as a reduction to shareholders' equity, representing Exxon and Mobil guaranteed borrowings by the Mobil ESOP and Exxon LESOP trusts to purchase preferred stock. As the debt is repaid and shares are earned by employees, the benefit plan related balances are being extinguished. Preferred dividends of $36 million, $60 million and $69 million were paid during 1999, 1998 and 1997, respectively.

The table below summarizes the earnings per share calculations.

	1999	1998	1997
Net income per common share			
Income before cumulative effect of accounting change *(millions of dollars)*	$7,910	$8,144	$11,732
Less: Preferred stock dividends	(36)	(60)	(69)
Income available to common shares	$7,874	$8,084	$11,663
Weighted average number of common shares outstanding *(millions of shares)*	3,453	3,468	3,511
Net income per common share			
Before cumulative effect of accounting change	$ 2.28	$ 2.33	$ 3.32
Cumulative effect of accounting change	–	(0.02)	–
Net income	$ 2.28	$ 2.31	$ 3.32
Net income per common share – assuming dilution			
Income before cumulative effect of accounting change *(millions of dollars)*	$7,910	$8,144	$11,732
Adjustment for assumed dilution	1	(7)	(4)
Income available to common shares	$7,911	$8,137	$11,728
Weighted average number of common shares outstanding *(millions of shares)*	3,453	3,468	3,511
Plus: Issued on assumed exercise of stock options	44	39	41
Plus: Assumed conversion of preferred stock	21	26	29
Weighted average number of common shares outstanding	3,518	3,533	3,581
Net income per common share			
Before cumulative effect of accounting change	$ 2.25	$ 2.30	$ 3.28
Cumulative effect of accounting change	–	(0.02)	–
Net income	$ 2.25	$ 2.28	$ 3.28
Dividends paid per common share	$1.687	$1.666	$ 1.619

(1)

The holders of Class B Preferred Stock shall be entitled to vote on all matters submitted to a vote of the shareholders of the Corporation, voting together with the holders of Common Stock as one class. The holder of each share of Class B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such Class B Preferred Stock could be converted on the record date for determining the shareholders entitled to vote; it being understood that whenever the "Conversion Price" (as defined in Section 5 hereof) is adjusted as provided in Section 9 hereof, the number of votes of the Class B Preferred Stock shall also be correspondingly adjusted.

(2)

Except as otherwise required by law or set forth herein, holders of Class B Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for the taking of any corporate action, including the issuance of any preferred stock now or hereafter authorized, provided, however, that the vote of at least 66-2/3% of the outstanding shares of Class B Preferred Stock, voting separately as a class, shall be necessary to approve any alteration, amendment or repeal of any provision of the Restated Certificate of Incorporation or any alteration, amendment or repeal of any provision of the resolutions relating to the designation, preferences and rights of Class B Preferred Stock (including any such alteration, amendment or repeal effected by any merger or consolidation in which the Corporation is the surviving or resulting corporation), if such amendment, alteration or repeal would alter or change the powers, preferences, or special rights of the Class B Preferred Stock so as to affect them adversely.

5.

Conversion into Common Stock.

(A)

A holder of shares of Class B Preferred Stock shall be entitled, at any time prior to the close of business on the date fixed for redemption of such shares pursuant to Sections 6, 7 or 8 hereof, to cause any or all of such shares to be converted into shares of Common Stock. The number of shares of Common Stock into which each share of the Class B Preferred Stock may be converted shall be determined by dividing the Liquidation Price in effect at the time of conversion by the Conversion Price (as hereinafter defined) in effect at the time of conversion. The Conversion Price per share at which shares of Common Stock shall be initially issuable upon conversion of any shares of Class B Preferred Stock shall be $29.447411 subject to adjustment as hereinafter provided; that is, a conversion rate initially equivalent to 132.015 shares of Common Stock for each share of Class B Preferred Stock, which is subject to adjustment as hereinafter provided.

(B)

Any holder of shares of Class B Preferred Stock desiring to convert such shares into shares of Common Stock shall surrender, if certificated, the certificate or certificates representing the shares of Class B Preferred Stock being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or if uncertificated, a duly executed stock power relating thereto, at the principal executive office of the Corporation or the offices of the transfer agent for the Class B Preferred Stock or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Class B Preferred Stock by the Corporation or the transfer agent for the Class B Preferred Stock, accompanied by written notice of conversion. Such notice of conversion shall specify (i) the number of shares of Class B Preferred Stock to be converted and the name or names in which such holder wishes the Common Stock and any shares of

*** FISMA & OMB Memorandum M-07-16 ***

01/12/11 02:08 PM

To "David G. Henry" <david.g.henry@exxonmobil.com>

cc

bcc

Subject Rule 14a-8 Proposal (XOM)

Mr. Henry, Thank you for the additional information. It seems like it would be best to remove the 66-2/3% text.
John Chevedden
cc: Kenneth Steiner

David S Rosenthal/Dallas/Exxon Mobil	To	*** FISMA & OMB Memorandum M-07-16 ***
	cc	
	bcc	David G Henry/Dallas/ExxonMobil
01/13/11 12:11 PM	Subject	Re: Rule 14a-8 Proposal (XOM)

John,

I was out of the office the last couple of days, and I understand that David Henry has responded to the attached and further verified that ExxonMobil has not adopted any supermajority voting requirements. I am surprised that you have not yet, in good faith, sent me a letter withdrawing your proposal, given that it is not applicable to ExxonMobil. If you plan to withdraw your proposal, I would appreciate your doing so at your earliest convenience. If you do not plan to withdraw your proposal, I would appreciate your providing the rationale for such a course of action. I look forward to hearing from you.

Regards,

David Rosenthal
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
Phone: 972-444-1538
Facs: 972-444- 1199
*** FISMA & OMB Memorandum M-07-16 ***

FISMA & OMB Memorandum M-07-16 ***	To	"David S. Rosenthal" <david.s.rosenthal@exxonmobil.com>
	cc	
01/11/11 10:55 AM	Subject	Rule 14a-8 Proposal (XOM)

Mr. Rosenthal, Thank you for the discussion today. Please see the attachment.
Sincerely,

John Chevedden CCE00003.pdf

Exhibit B

ExxonMobil
Taking on the world's toughest energy challenges.™

Exxon Mobil Corporation Certificate of Incorporation

Restated Certificate of Incorporation of Exxon Mobil Corporation
As Amended Effective June 20, 2001

Exxon Mobil Corporation, a corporation organized and existing under the laws of the State of New Jersey, restates and integrates its Certificate of Incorporation, as heretofore restated and amended, to read in full as herein set forth:

FIRST. The name of the corporation is:

EXXON MOBIL CORPORATION

SECOND. The address of the corporation's registered office is 830 Bear Tavern Road, West Trenton, New Jersey 08628-1020. The name of the corporation's registered agent at such address, upon whom process against the corporation may be served, is Corporation Service Company.

THIRD. The purposes for which the corporation is organized are to engage in any or all activities within the purposes for which corporations now or at any time hereafter may be organized under the New Jersey Business Corporation Act and under all amendments and supplements thereto, or any revision thereof or any statute enacted to take the place thereof, including but not limited to the following:

(1) To do all kinds of mining, manufacturing and trading business; transporting goods and merchandise by land or water in any manner; to buy, sell, lease and improve lands; to build houses, structures, vessels, cars, wharves, docks and piers; to lay and operate pipelines; to erect and operate telegraph and telephone lines and lines for conducting electricity; to enter into and carry out contracts of every kind pertaining to its business; to acquire, use, sell and grant licenses under patent rights; to purchase or otherwise acquire, hold, sell, assign and transfer shares of capital stock and bonds or other evidences of indebtedness of corporations, and to exercise all the privileges of ownership including voting upon the securities so held; to carry on its business and have offices and agencies therefor in all parts of the world; and to hold, purchase, mortgage and convey real estate and personal property within or without the State of New Jersey;

(2) To engage in any activities encompassed within this Article Third directly or through a subsidiary or subsidiaries and to take any and all acts deemed appropriate to promote the interests of such subsidiary or subsidiaries, including, without limiting the foregoing, the following: making contracts and incurring liabilities for the benefit of such subsidiary or subsidiaries; transferring or causing to be transferred to any such subsidiary or subsidiaries assets of this corporation; guaranteeing dividends on any shares of the capital stock of any such subsidiary; guaranteeing the principal and interest or either of the bonds, debentures, notes or other evidences of indebtedness issued or obligations incurred by any such subsidiary or subsidiaries; securing said bonds, debentures, notes or other evidences of indebtedness so guaranteed by mortgage of or security interest in the property of this corporation; and contracting that said bonds, debentures, notes or other evidences of indebtedness so guaranteed, whether secured or not, may be convertible into shares of this corporation upon such terms and conditions as may be approved by the board of directors

(3) To guarantee the bonds, debentures, notes or other evidences of indebtedness issued, or obligations incurred, by any corporation, partnership, limited partnership, joint venture or other association in which this corporation at the time such guarantee is made has a substantial interest or where such guarantee is otherwise in furtherance of the interests of this corporation; and

(4) To exercise as a purpose or purposes each power granted to corporations by the New Jersey Business Corporation Act or

by any amendment or supplement thereto or by any statute enacted to take the place thereof, insofar as such powers authorize or may hereafter authorize corporations to engage in activities.

FOURTH. The aggregate number of shares which the corporation shall have authority to issue is nine billion two hundred million (9,200,000,000) shares, divided into two hundred million (200,000,000) shares of preferred stock without par value and nine billion (9,000,000,000) shares of common stock without par value.

(1) The board of directors of the corporation is authorized at any time or from time to time (i) to divide the shares of preferred stock into classes and into series within any class or classes of preferred stock; (ii) to determine for any such class or series its designation, relative rights, preferences and limitations; (iii) to determine the number of shares in any such class or series (including a determination that such class or series shall consist of a single share); (iv) to increase the number of shares of any such class or series previously determined by it and to decrease such previously determined number of shares to a number not less than that of the shares of such class or series then outstanding; (v) to change the designation or number of shares, or the relative rights, preferences and limitations of the shares, of any theretofore established class or series no shares of which have been issued; and (vi) to cause to be executed and filed without further approval of the shareholders such amendment or amendments to the Restated Certificate of Incorporation as may be required in order to accomplish any of the foregoing. In particular, but without limiting the generality of the foregoing, the board of directors is authorized to determine with respect to the shares of any class or series of preferred stock:

(a) whether the holders thereof shall be entitled to cumulative, non-cumulative or partially cumulative dividends or to no dividends and, with respect to shares entitled to dividends, the dividend rate or rates (which may be fixed or variable and may be made dependent upon facts ascertainable outside of the Restated Certificate of Incorporation) and any other terms and conditions relating to such dividends;

(b) whether the holders thereof shall be entitled to receive dividends payable on a parity with or subordinate or in preference to the dividends payable on any other class or series of shares of the corporation;

(c) whether, and if so to what extent and upon what terms and conditions, the holders thereof shall be entitled to preferential rights upon the liquidation of, or upon any distribution of the assets of, the corporation;

(d) whether, and if so upon what terms and conditions, such shares shall be convertible into other securities;

(e) whether, and if so upon what terms and conditions, such shares shall be redeemable;

(f) the terms and amount of any sinking fund provided for the purchase or redemption of such shares; and

(g) the voting rights, if any, to be enjoyed by such shares and the terms and conditions for the exercise thereof.

(2) Each holder of shares of common stock shall be entitled to one vote for each share of common stock held of record by such holder on all matters on which holders of shares of common stock are entitled to vote.

(3) No holder of any shares of common or preferred stock of the corporation shall have any right as such holder (other than such right, if any, as the board of directors in its discretion may determine) to purchase, subscribe for or otherwise acquire any unissued or treasury shares, or any option rights, or securities having conversion or option rights, of the corporation now or hereafter authorized.

(4) The relative voting, dividend, liquidation and other rights, preferences and limitations of the shares of the class of preferred stock designated "Class A Preferred Stock" and the class of preferred stock designated "Class B Preferred Stock" are as set forth in this Article FOURTH and in Exhibit A to this Restated Certificate of Incorporation.

FIFTH. The following is a list of the names and residences of the original shareholders, and of the number of shares held by each:

H.M. Flagler of New York City, One share.
Paul Babcock, Jr. of Jersey City, One share.
James McGee of Plainfield, New Jersey, One share.
Thos. C. Bushnell of Morristown, New Jersey, One share.
John D. Rockefeller of Cleveland, Ohio, }
Wm. Rockefeller of New York City, }
J.A. Bostwick of New York City, }
John D. Archbold of New York City, }
O.H. Payne of Cleveland, Ohio, }
Wm. G. Warden of Philadelphia, Pa., }
Benj. Brewster of New York City, }
Chas. Pratt of Brooklyn, N.Y., }
and H.M. Flagler of New York City, }

Trustees of Standard Oil Trust, twenty-nine thousand nine hundred and ninety-six shares (29,996), of which twenty-one thousand seven hundred and twenty-four shares (21,724) were issued for property purchased and necessary for the business of this corporation.

SIXTH. The number of directors of the corporation as of November 30, 1999 is 19 and their names and business office addresses are:

- Dr. Michael J. Boskin

Hoover Institution
Stanford University
Stanford, California 94305-6010

- Mr. René Dahan

5959 Las Colinas Boulevard
Irving, Texas 75039-2298

- Mr. William T. Esrey

Sprint Corporation
2330 Shawnee Mission Pkwy.
Westwood, Kansas 66205

- Mr. Donald V. Fites

100 N. E. Adams Street
Peoria, IL 61629-9210

- Mr. Jess Hay

Chase Tower

2200 Ross Avenue
Dallas, Texas 75201-2764

- Mr. Charles A. Heimbold, Jr.

Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

- Mr. James R. Houghton

80 East Market Street
Corning, New York 14830

- Mr. William R. Howell

6501 Legacy Drive
Plano, Texas 75024-3698

- Mrs. Helene L. Kaplan

Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, NY 10022-3897

- Dr. Reatha Clark King

General Mills Foundation
One General Mills Boulevard
Minneapolis, Minnesota 55426

- Mr. Phillip E. Lippincott

P.O. Box 2159
Park City, Utah 84060

- Mr. Harry J. Longwell

5959 Las Colinas Boulevard
Irving, Texas 75039-2298

- Mrs. Marilyn Carlson Nelson

Carlson Companies, Inc.
1405 Xenium Lane North
Plymouth, Minnesota 55441

- Mr. J. Richard Munro

Time Warner Cable
290 Harbor Drive
Stamford, CT 06902

- Mr. Lucio A. Noto

5959 Las Colinas Boulevard
Irving, TX 75039-2298

- Mr. Lee R. Raymond

5959 Las Colinas Boulevard
Irving, Texas 75039-2298

- Mr. Eugene A. Renna

5959 Las Colinas Boulevard
Irving, Texas 75039-2298

- Mr. Walter V. Shipley

The Chase Manhattan Corporation
270 Park Avenue
New York, New York 10017-2070

- Mr. Robert E. Wilhelm

5959 Las Colinas Boulevard
Irving, Texas 75039-2298

SEVENTH. The number of directors at any time may be increased or diminished by vote of the board of directors, and in case of any such increase the board of directors shall have power to elect each such additional director to hold office until the next succeeding annual meeting of shareholders and until his successor shall have been elected and qualified.

The board of directors, by the affirmative vote of a majority of the directors in office, may remove a director or directors for cause where, in the judgment of such majority, the continuation of the director or directors in office would be harmful to the corporation and may suspend the director or directors for a reasonable period pending final determination that cause exists for such removal.

The board of directors from time to time shall determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the corporation, or any of them, shall be open to the inspection of the shareholders; and no shareholder shall have any right of inspecting any account or book or document of the corporation, except as conferred by statute or authorized by the board of directors, or by a resolution of the shareholders.

EIGHTH. The following action may be taken by the affirmative vote of a majority of the votes cast by the holders of shares of the corporation entitled to vote thereon:

(1) The adoption by the shareholders of a proposed amendment of the certificate of incorporation of the corporation;

(2) The adoption by the shareholders of a proposed plan of merger or consolidation involving the corporation;

(3) The approval by the shareholders of a sale, lease, exchange, or other disposition of all, or substantially all, the assets of the corporation otherwise than in the usual and regular course of business as conducted by the corporation; and

(4) Dissolution.

NINTH. Except as otherwise provided by statute or by this certificate of incorporation or the by-laws of the corporation as in each case the same may be amended from time to time, all corporate powers may be exercised by the board of directors. Without limiting the foregoing, the board of directors shall have power, without shareholder action:

(1) To authorize the corporation to purchase, acquire, hold, lease, mortgage, pledge, sell and convey such property, real, personal and mixed, without as well as within the State of New Jersey, as the board of directors may from time to time determine, and in payment for any property to issue, or cause to be issued, shares of the corporation, or bonds, debentures, notes or other obligations or evidence of indebtedness thereof secured by pledge, security interest or mortgage, or unsecured; and

(2) To authorize the borrowing of money, the issuance of bonds, debentures, notes and other obligations or evidences of indebtedness of the corporation, secured or unsecured, and the inclusion of provisions as to redeemability and convertibility into shares of stock of the corporation or otherwise, and, as security for money borrowed or bonds, debentures, notes and other obligations or evidences of indebtedness issued by the corporation, the mortgaging or pledging of any property, real, personal, or mixed, then owned or thereafter acquired by the corporation.

TENTH. To the full extent from time to time permitted by law, no director or officer of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders. Neither the amendment or repeal of this Article, nor the adoption of any provision of this certificate of incorporation inconsistent with this Article, shall eliminate or reduce the protection afforded by this Article to a director or officer of the corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article would have accrued or arisen, prior to such amendment, repeal or adoption.

Please click here for the exhibits:

EXHIBIT A

- Part I - Class A Preferred Stock[NaN]
- Part II - Class B Preferred Stock[NaN]

Links

1. http://www.exxonmobil.com/corporate/investor_governance_incorporation_exa1.aspx
2. http://www.exxonmobil.com/corporate/investor_governance_incorporation_exa2.aspx

ExxonMobil
Taking on the world's toughest energy challenges.

Certificate of Incorporation
Exhibit A - Part I - Class A Preferred Stock

Section 1. Designation and Amount; Special Purpose Restricted Transfer Issue.
(A) The shares of this class of preferred stock shall be designated as "Class A Preferred Stock" (referred to herein as the "Class A Preferred Stock") and the aggregate number of shares constituting such class which the Corporation shall have the authority to issue is 16,500,000. The shares of this class shall have a stated value of $61.50 per share (the "Stated Value").

(B) Shares of Class A Preferred Stock shall be issued only to a trustee acting on behalf of the Plan (as defined in Section 9(F)(vii)). In the event of any transfer of shares of Class A Preferred Stock to any person other than the Corporation or the trustee of the Plan, the shares of Class A Preferred Stock so transferred, upon such transfer and without any further action by the Corporation or the holder, shall be automatically converted into shares of the Corporation's Common Stock without par value (the "Common Stock") pursuant to Section 5 hereof and no such transferee shall have any of the voting powers, preferences and relative, participating, optional or special rights ascribed to shares of Class A Preferred Stock hereunder but, rather, only the powers and rights pertaining to the Common Stock into which such shares of Class A Preferred Stock shall be so converted. In the event of such a conversion, the transferee of the shares of Class A Preferred Stock shall be treated for all purposes as the record holder of the shares of Common Stock into which such shares of Class A Preferred Stock have been automatically converted as of the date of such transfer; provided, however, that the pledge of Class A Preferred Stock as collateral under any credit agreement for the financing or refinancing of the initial purchase of the Class A Preferred Stock by the Plan shall not constitute a transfer for purposes of this Section 1. Certificates representing shares of Class A Preferred Stock shall be legended to reflect such restrictions on transfer. Notwithstanding the foregoing provisions of this Section 1 (B), shares of Class A Preferred Stock (i) upon allocation to the account of a participant in the Plan, shall be converted into shares of Common Stock pursuant to Section 5 hereof and the shares of Common Stock issued upon such conversion may be transferred by the holder thereof as permitted by law and (ii) shall be redeemable by the Corporation upon the terms and conditions provided by Sections 6, 7 and 8 hereof.

Section 2. Dividends and Distributions.
(A) Subject to the provisions for adjustment hereinafter set forth, the holders of shares of Class A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds available under applicable law and the Certificate of Incorporation, cumulative cash dividends ("Preferred Dividends") in an amount per share equal to $4.68 per annum and no more, payable (x) monthly in arrears, one-twelfth on the 20th day of each month, commencing on July 20, 1989 and ending on June 20, 1990, and thereafter (y) quarterly in arrears, one-quarter on the 20th day of each March, June, September and December in each year (each such monthly and quarterly date a "Dividend Payment Date"), to holders of record at the start of business on such Dividend Payment Date. In the event that any Dividend Payment Date shall occur on any day other than a "Business Day" (as defined in Section 9(F)(i)), the dividend payment due on such Dividend Payment Date shall be paid on the Business Day immediately succeeding such Dividend Payment Date. Preferred Dividends shall begin to accrue on outstanding shares of Class A Preferred Stock from the date of issuance of such shares of Class A Preferred Stock. Preferred Dividends shall accrue on a daily basis whether or not the Corporation shall have earnings or surplus at the time. Preferred Dividends accrued after the date of issuance for any period less than a full monthly or quarterly period, as the case may be, between Dividend Payment Dates shall be computed on the basis of a 360-day year consisting of twelve 30-day months and such a proportional dividend shall accrue for the period from the date of issuance until the end of the dividend payment period in which such issuance occurs. Accumulated but unpaid Preferred Dividends shall accumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Preferred Dividends.

(B) So long as any Class A Preferred Stock shall be outstanding, no dividend shall be declared or paid or set apart for payment on any other class of stock ranking on a parity with the Class A Preferred Stock as to dividends ("Parity Stock"), unless there shall also be or have been declared and paid or set apart for payment on the Class A Preferred Stock dividends ratably in proportion to the respective amounts of dividends (a) accumulated and unpaid through all dividend payment periods for the Class A Preferred Stock ending on or before the dividend payment date of such Parity Stock and (b) accumulated and unpaid on such Parity Stock through the dividend payment period on such Parity Stock next preceding such dividend payment date. So long as any Class A Preferred Stock shall be outstanding, in the event that full cumulative dividends on the Class A Preferred Stock have not been declared and paid or set apart for payment for all prior dividend payment periods, the Corporation shall not declare or pay or set apart for payment any dividends or make any other distributions on, or make any payment on account of the purchase, redemption or other retirement of, any other class of stock or series thereof of the Corporation ranking as to dividends junior to the Class A Preferred Stock ("Junior Stock") until full cumulative and unpaid dividends on the Class A Preferred Stock shall have been paid or declared and set apart for payment; provided, however, that the foregoing shall not apply to (i) any dividend payable solely in any shares of any Junior Stock, or (ii) the acquisition of shares of any Junior Stock either (x) pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement) of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted or (y) in exchange solely for shares of any other Junior Stock.

Section 3. Voting Rights. The holders of shares of Class A Preferred Stock shall have the following voting rights:
(A) The holders of Class A Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of Common Stock of the Corporation, voting together as one class with the holders of Common Stock and any other class or series of preferred stock so voting as one class. Each share of the Class A Preferred Stock shall entitle the holder thereof to a number of votes equal to the number of shares of Common Stock into which such share of Class A Preferred Stock could be converted pursuant to the first sentence of Section 5(A) hereof on the record date for determining the shareholders entitled to vote, rounded to the nearest one-tenth of a vote; it being understood that whenever the "Conversion Ratio" (as defined in Section 5 hereof) is adjusted pursuant to Section 9 hereof, the voting rights of the Class A Preferred Stock shall also be similarly adjusted.

(B) Except as otherwise required by law, holders of Class A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock or any other class or series of preferred stock) for the taking of any corporate action.

Section 4. Liquidation, Dissolution or Winding-Up.
(A) Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of Class A Preferred Stock shall be entitled to receive out of assets of the Corporation which remain after satisfaction in full of all valid claims of creditors of the Corporation and which are available for payment to shareholders, and subject to the rights of the holders of any class of stock of the Corporation ranking senior to or on a parity with the Class A Preferred Stock in respect of distributions upon liquidation, dissolution or winding-up of the Corporation, before any amount shall be paid or distributed among the holders of Common Stock or any other class of stock ranking junior to the Class A Preferred Stock in respect of distributions upon liquidation, dissolution or winding-up of the Corporation, liquidating distributions in an aggregate amount of $61.50 per share of Class A Preferred Stock plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for distribution, and no more. If upon any liquidation, dissolution or winding-up of the Corporation, the amounts payable with respect to the Class A Preferred Stock and any other class of stock ranking as to any such distribution on a parity with the Class A Preferred Stock are not paid in full, the holders of the Class A Preferred Stock and such other class of stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount to which they are entitled as provided by the foregoing provisions of this Section 4(A), the holders of shares of Class A Preferred Stock shall not be entitled to any further right or claim to any of the remaining assets of the Corporation.

(B) Neither the merger, consolidation or combination of the Corporation with or into any other corporation, nor the sale, lease, transfer or other exchange of all or any portion of the assets of the Corporation (or any purchase or redemption of some or all of the shares of any class or series of stock of the Corporation), shall be deemed to be a dissolution, liquidation or winding-up of the affairs of the Corporation for purposes of this Section 4, but the holders of Class A Preferred Stock shall nevertheless be entitled in the event of any such transaction to the rights provided by Section 8 hereof.

(C) Written notice of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable to holders of Class A Preferred Stock and any other class or series of preferred stock in such circumstances shall be payable, and stating that, except in the case of Class A Preferred Stock represented by uncertificated shares, such payment will be made only after the surrender (or submission for notation of any partial payment) of such holder's certificates representing shares of Class A Preferred Stock, shall be given by first class mail, postage prepaid, mailed not less than twenty (20) days prior to any payment date stated therein, to the holders of Class A Preferred Stock, at the address shown on the books of the Corporation or any transfer agent for the Class A Preferred Stock.

Section 5. Conversion into Common Stock.

(A) A holder of shares of Class A Preferred Stock shall be entitled at any time, but not later than the close of business on the Redemption Date (as hereinafter defined) of such shares pursuant to Section 6, 7 or 8 hereof, to cause any or all of such shares to be converted into a number of shares of Common Stock for each share of Class A Preferred Stock which initially shall be one and which shall be adjusted as hereinafter provided (and, as so adjusted, is hereinafter sometimes referred to as the "Conversion Ratio"). In addition to the foregoing and subject to Section 5(B) hereof, a holder of shares of Class A Preferred Stock upon allocation of such shares to the account of a participant in the Plan shall be required to convert each such share of Class A Preferred Stock into the greater of (i) that number of shares of Common Stock which shall be the quotient obtained by dividing the Stated Value of each share of Class A Preferred Stock by the greater of (x) $15 divided by the Conversion Ratio or (y) the average of the high and low sales prices for a share of Common Stock on the trading day next preceding the Conversion Date (as hereinafter defined) on which one or more sales of shares of Common Stock occur, all as reported on the Composite Tape (as hereinafter defined), or (ii) that number of shares of Common Stock equal to the Conversion Ratio. The Corporation's determination in good faith in respect of the number of shares to be issued upon any and all conversions pursuant to the preceding sentence shall be conclusive.

(B) Any holder of shares of Class A Preferred Stock desiring or required to convert such shares into shares of Common Stock shall surrender the certificate or certificates representing the shares of Class A Preferred Stock being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) in case of a request for registration in a name other than that of such holder, at the offices of the Corporation or the transfer agent for the Common Stock accompanied by written notice of conversion. Such notice of conversion shall specify (i) the number of shares of Class A Preferred Stock to be converted, and the name or names in which such holder wishes the certificate or certificates for Common Stock and for any shares of Class A Preferred Stock not to be so converted to be issued (or the name or names in which ownership of such shares is to be registered in the event that they are to be uncertificated), (ii) the address or addresses to which such holder wishes delivery to be made of such new certificates to be issued upon such conversion, and (iii) whether the conversion is being effected pursuant to the second sentence of Section 5(A) hereof.

(C) A conversion of shares of Class A Preferred Stock into shares of Common Stock pursuant to Section 5(A) shall be effective immediately before the close of business on the day of the later of (i) the surrender to the Corporation of the certificate or certificates for the shares of Class A Preferred Stock to be converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) in case of a request for registration in a name other than that of such holder and (ii) the giving of the notice of conversion as provided herein (the "Conversion Date"). On and after such Conversion Date, the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock.

(D) Promptly after the Conversion Date for shares of Class A Preferred Stock to be converted, the Corporation or the transfer agent for the Common Stock shall issue and send by hand delivery (with receipt to be acknowledged) or by first class mail, postage prepaid, to the holder of such shares or to such holder's designee, at the address designated by such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled upon conversion. In the event that there shall have been surrendered a certificate or certificates representing shares of Class A Preferred Stock only part of which are to be converted, the Corporation or the transfer agent for the Common Stock shall issue and deliver to such holder or such holder's designee a new certificate or certificates representing the number of shares of Class A Preferred Stock which shall not have been converted.

(E) The Corporation shall not be obligated to deliver to holders of Class A Preferred Stock any fractional share or shares of Common Stock issuable upon any conversion of such shares of Class A Preferred Stock, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law. The determination in good faith by the Corporation of the amount of any such cash payments shall be conclusive.

(F) The Corporation shall at all times reserve and keep available out of its authorized and unissued and/or treasury Common Stock solely for issuance upon the conversion of shares of Class A Preferred Stock as herein provided, free from any preemptive rights, the maximum number of shares of Common Stock as shall from time to time be issuable upon the conversion of all shares of Class A Preferred Stock then outstanding.

Section 6. Redemption at the Option of the Corporation.

(A) The Class A Preferred Stock shall be redeemable, in whole or in part, at the option of the Corporation at any time at the Stated Value, plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption (the close of business on such date being referred to as the "Redemption Date"); provided that such redemption may be made on or after December 20, 1990 and prior to July 20, 1995 only if (i) the Corporation shall have requested that the trustee of the Plan repay the indebtedness incurred by such trustee to purchase the shares of Class A Preferred Stock and (ii) either (x) Section 404(k) of the Code (as hereinafter defined) is repealed or amended or the Internal Revenue Service or the Treasury Department promulgates a Revenue Ruling or Regulation or a federal Court of Appeals issues a decision involving the Corporation, at any time on or after December 20, 1990 and prior to July 20, 1995 with the effect that less than 100% of the dividends payable on the shares of any capital stock of the Corporation including, without limitation, Class A Preferred Stock or Common Stock held in the Plan is deductible by the Corporation, when paid to participants in the Plan or their beneficiaries or used to repay indebtedness as described in Section 404(k) of the Code, from its gross income for purposes of determining its liability for the federal income tax imposed by Section 11 of the Code or (y) the Code is amended at any time on or after December 20, 1990 and prior to July 20, 1995 (other than to change the rate of any existing tax imposed by the Code) or the Internal Revenue Service or the Treasury Department promulgates a Revenue Ruling or Regulation or a federal Court of Appeals issues a decision involving the Corporation, with the effect that the Corporation's liability for the alternative minimum tax imposed by Section 55 of the Code, the general federal income tax imposed by Section 11 of the Code or any other tax hereafter imposed by the Code is increased solely by reason of its claiming a deduction in respect of dividends paid on the shares of any capital stock of the Corporation including, without limitation, Class A Preferred Stock or Common Stock held in the Plan in a manner consistent with Section 404(k) of the Code. Payment of the redemption price shall be made by the Corporation in cash or shares of Common Stock or a combination thereof, as permitted by paragraph (C) of this Section 6. From and after the Redemption Date, dividends on shares of Class A Preferred Stock called for redemption will cease to accrue, such shares will no longer be deemed to be outstanding and all rights in respect of such shares of the Corporation shall cease, except the right to receive the redemption price. No interest shall accrue at the redemption price after the Redemption Date. If less than all of the outstanding shares of Class A Preferred Stock are to be redeemed, the Corporation shall either redeem a portion of the shares of each holder determined pro rata based on the number of shares held by each holder or shall select the shares to be redeemed by lot or as may be otherwise determined by the Board of Directors of the Corporation.

(B) Unless otherwise required by law, notice of redemption pursuant to paragraph (A) of this Section 6 will be sent to the holders of Class A Preferred Stock at the address shown on the books of the Corporation or any transfer agent for the Class A Preferred Stock by first class mail, postage prepaid, mailed not less than thirty (30) days nor more than sixty (60) days prior to the Redemption Date. Such Class A Preferred Stock shall continue to be entitled to the conversion rights provided in Section 5 hereof through such Redemption Date. Each such notice shall state: (i) the Redemption Date; (ii) the total number of shares of the Class A Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price and the intended form of payment; (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such Redemption Date; and (vi) a summary of the conversion rights of the shares to be redeemed, the period within which conversion rights may be exercised, and the Conversion Ratio in effect at the time. Upon surrender of the certificate for any shares so called for redemption and not previously converted (or upon giving the notice of redemption in the case of uncertificated shares), but not earlier than the Redemption Date, the Corporation shall pay to the holder of such shares or its designee the redemption price set forth pursuant to this Section 6.

(C) The Corporation, at its option, may make payment of the redemption price required upon redemption of shares of Class A Preferred Stock pursuant to Section 6 or 7 hereof in cash or in shares of Common Stock or in a combination of such shares and cash, any such shares of Common Stock to be valued for such purpose at their Fair Market Value (as defined in Section 9

(F)(iii)) on the Redemption Date. Any shares of Common Stock so issued or delivered (or issued or delivered pursuant to Section 7) shall be deemed to have been issued or delivered to the holder of the Class A Preferred Stock as of the Redemption Date and such holder shall be deemed to have become the record holder thereof as of the Redemption Date.

Section 7. Other Redemption Rights.

Shares of Class A Preferred Stock shall be redeemed by the Corporation for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares and cash (any such shares of Common Stock to be valued for such purpose in accordance with Section 6(C)), at a redemption price equal to the Stated Value plus accrued and unpaid dividends thereon to the date fixed for redemption, at the option of the holder, at any time and from time to time upon notice to the Corporation given not less than five (5) Business Days prior to the Redemption Date fixed by the holder in such notice (i) in the event that the Plan is determined by the Internal Revenue Service not to be qualified within the meaning of Sections 401(a) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended from time to time (the "Code") or (ii) in the event that the Plan is terminated in accordance with its terms.

Section 8. Consolidation, Combination, Merger, Etc.

(A) In the event that the Corporation shall consummate any consolidation, combination, merger or substantially similar transaction, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged solely for or changed, reclassified or converted solely into stock of any successor or resulting corporation (including the Corporation) that constitutes "qualifying employer securities" with respect to a holder of Class A Preferred Stock within the meaning of Section 409(1) of the Code and Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended, or any successor provisions of law, and, if applicable, for a cash payment in lieu of fractional shares, if any, the shares of Class A Preferred Stock of such holder shall in connection therewith be exchanged for or converted into preferred stock of such successor or resulting corporation, having in respect of such corporation insofar as possible the same powers, preferences and relative, participating, optional or other special rights (including the redemption rights provided by Sections 6, 7 and 8 hereof), and the qualifications, limitations or restrictions thereon, that the Class A Preferred Stock had immediately prior to such transaction, except that after such transaction each share of the Class A Preferred Stock shall be convertible, otherwise on the terms and conditions provided by Section 5 hereof, into the number and kind of qualifying employer securities so receivable by a holder of the number of shares of Common Stock into which such shares of Class A Preferred Stock could have been converted pursuant to the first sentence of Section 5(A) hereof immediately prior to such transaction; provided, however, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, such holder of shares of Class A Preferred Stock shall be entitled to make an equivalent election as to the nature and kind of consideration it shall receive, and if such election cannot practicably be made by the holders of the Class A Preferred Stock, then the shares of Class A Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be convertible into or exchangeable for the aggregate amount of qualifying employer securities (payable in like kind and proportion) receivable by a holder of the number of shares of Common Stock into which such shares of Class A Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election to receive any kind or amount of qualifying employer securities receivable upon such transaction (provided that, if the kind or amount of qualifying employer securities receivable upon such transaction is not the same for each non-electing share, then the kind and amount of qualifying employer securities receivable upon such transaction for each such non-electing share shall be the kind and amount so receivable per share by a plurality of the non-electing shares). The conversion rights of the class of preferred stock of such successor or resulting corporation for which the Class A Preferred Stock is exchanged or into which it is converted, shall successively be subject to adjustments pursuant to Section 9 hereof after any such transactions as nearly equivalent as practicable to the adjustments provided for by such Section prior to such transaction. The Corporation shall not consummate any such merger, consolidation or similar transaction unless the successor or resulting corporation shall have agreed to recognize and honor the rights of the holders of Class A Preferred Stock set forth in this Section 8(A).

(B) In the event that the Corporation shall consummate any consolidation, combination, merger or substantially similar transaction, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged for or changed, reclassified or converted into other stock or securities or cash or any other property, or any combination thereof, other than solely qualifying employer securities (as referred to in Section 8(A)) and cash payments, if applicable, in lieu of fractional shares, outstanding shares of Class A Preferred Stock shall, without any action on the part of the Corporation or any holder thereof (but subject to Section 8(C)), be deemed to have been converted pursuant to the first sentence of Section 5(A) hereof immediately prior to the consummation of such merger, consolidation, combination or similar business combination transaction into the number of shares of Common Stock into which such shares of Class A Preferred Stock could have been converted pursuant to the first sentence of Section 5(A) hereof at such time so that each share of Class A Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in like kind and proportion) receivable by a holder of the number of shares of Common Stock into which such share of Class A Preferred Stock could have been converted pursuant to the first sentence of Section 5(A) hereof immediately prior to such transaction; provided, however, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, the holder of Class A Preferred Stock shall be entitled to make an equivalent election as to the kind of consideration it shall receive, and if such election cannot practicably be made by the holders of the Class A Preferred Stock, then the shares of Class A Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in like kind and proportion) receivable by a holder of the number of shares of Common Stock into which such shares of Class A Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election as to the kind or amount of stock, securities, cash or other property receivable upon such transaction (provided that, if the kind or amount of stock, securities, cash or other property receivable upon such transaction is not the same for each non-electing share, then the kind and amount of stock, securities, cash or other property receivable upon such transaction for each such non-electing share shall be the kind and amount so receivable per share by a plurality of the non- electing shares).

(C) In the event the Corporation shall enter into any agreement providing for any consolidation, combination, merger or substantially similar transaction described in Section 8(B), then the Corporation shall as soon as practicable thereafter (and in any event at least twenty (20) Business Days before consummation of such transaction) give notice of such agreement and the material terms thereof to each holder of Class A Preferred Stock and each holder shall have the right to elect, by written notice to the Corporation, to receive, upon consummation of such transaction (if and when such transaction is consummated), from the Corporation or the successor of the Corporation, in redemption and retirement of such Class A Preferred Stock, a cash payment equal to the amount payable in respect of shares of Class A Preferred Stock upon redemption pursuant to Section 6(A) hereof as if the date of the consummation of such transaction was the Redemption Date. No such notice of redemption shall be effective unless given to the Corporation prior to the close of business on the second Business Day prior to consummation of such transaction, unless the Corporation or the successor of the Corporation shall waive such prior notice, but any notice of redemption so given prior to such time may be withdrawn by notice of withdrawal given to the Corporation prior to the close of business on the second Business Day prior to consummation of such transaction.

Section 9. Anti-dilution Adjustments.

(A) In the event the Corporation shall, at any time or from time to time while any of the shares of the Class A Preferred Stock are outstanding, (i) pay a dividend or make a distribution in respect of the Common Stock in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, in each case whether by reclassification of shares, recapitalization of the Corporation (including a recapitalization effected by a merger or consolidation to which Section 8 hereof does not apply) or otherwise, the Conversion Ratio in effect immediately prior to such action shall be adjusted by multiplying such Conversion Ratio by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event, and the denominator of which is the number of shares of Common Stock outstanding immediately before such event. An adjustment made pursuant to this Section 9(A) shall be given effect, upon payment of such a dividend or distribution, as of the record date for the determination of shareholders entitled to receive such dividend or distribution (on a retroactive basis) and in the case of a subdivision or combination shall become effective immediately as of the effective date thereof.

(B) In the event the Corporation shall, at any time or from time to time while any shares of Class A Preferred Stock are outstanding, issue rights, options or warrants to all holders of its outstanding Common Stock, without any charge to such holders, entitling them (for a period expiring within forty-five (45) days after the record date mentioned below) to subscribe for or purchase shares of Common Stock at a price per share which is more than 2% lower at the record date mentioned below than the then Current Market Price per share of Common Stock, the Conversion Ratio in effect immediately prior to such action shall, subject to paragraphs (D) and (E) of this Section 9, be adjusted by multiplying such Conversion Ratio by a fraction (i) the numerator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such rights, options or warrants plus the number of additional shares of Common Stock issued upon exercise thereof, and (ii) the denominator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such rights, options or warrants plus the number of shares which the aggregate offering price of the total number of shares of Common Stock so issued would purchase at the then Current Market Price per share of Common Stock. Such adjustment shall be made whenever such rights, options or warrants have expired, and shall become effective retroactively immediately after the record date for the determination of shareholders entitled to receive such rights, options or warrants on the basis of the number of rights, options or warrants actually exercised.

(C) In the event the Corporation shall, at any time or from time to time while any of the shares of Class A Preferred Stock are outstanding, make an Extraordinary Distribution (as defined in Section 9(F)(ii)) in respect of the Common Stock, whether by dividend, distribution, reclassification of shares or recapitalization of the Corporation (other than a recapitalization or reclassification effected by a merger, combination or consolidation to which Section 8 hereof applies), the Conversion Ratio in effect immediately prior to such Extraordinary Distribution shall, subject to paragraphs (D) and (E) of this Section 9, be adjusted by multiplying such Conversion Ratio by a fraction, the numerator of which shall be the product of (i) the number of shares of Common Stock outstanding immediately before such Extraordinary Distribution and (ii) the Fair Market Value of a share of Common Stock on the Valuation Date (as defined in Section 9(F)(vi)) with respect to an Extraordinary Distribution, and the denominator of which shall be (i) the product of (x) the number of shares of Common Stock outstanding immediately before such Extraordinary Distribution and (y) the Fair Market Value of a share of Common Stock on the Valuation Date with respect to an Extraordinary Distribution, minus (ii) the Fair Market Value of the Extraordinary Distribution on the Valuation Date. The Corporation shall send each holder of Class A Preferred Stock notice of its intent to make any Extraordinary Distribution at the same time as, or as soon as practicable after, such intent is first communicated (including by announcement of a record date in accordance with the rules of the principal stock exchange on which the Common Stock is listed or admitted to trading) to holders of Common Stock. Such notice shall indicate the intended record date and the amount and nature of such dividend or distribution, and the Conversion Ratio in effect at such time.

(D) Notwithstanding any other provisions of this Section 9, the Corporation shall not be required to make any adjustment of the Conversion Ratio unless such adjustment would require an increase or decrease of at least one percent (1%) in the Conversion Ratio. Any lesser adjustment shall be carried forward and shall be made no later than the time of, and together with, the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least one percent (1%) in the Conversion Ratio.

(E) The Corporation shall be entitled to make such additional adjustments in the Conversion Ratio, in addition to those required by the foregoing provisions of this Section 9, as shall be necessary in order that any dividend or distribution in shares of capital stock of the Corporation, subdivision, reclassification or combination of shares of stock of the Corporation or any recapitalization of the Corporation shall not be taxable to holders of the Common Stock.

(F) For purposes of this Exhibit A, the following definitions shall apply:

(i) "Business Day" shall mean each day that is not a Saturday, Sunday or a day which state or federally chartered banking institutions in New York are required or authorized to be closed.

(ii) "Extraordinary Distribution" shall mean any dividend or other distribution (effected while any of the shares of Class A Preferred Stock are outstanding) of (x) cash to the extent that such dividend or distribution when added to the amount of all cash dividends and distributions paid during the preceding period of twelve (12) calendar months exceeds fifteen percent (15%) of the aggregate Fair Market Value of all shares of Common Stock outstanding on the declaration date for such Extraordinary Distribution and/or (y) any shares of capital stock of the Corporation (other than shares of Common Stock), other securities of the Corporation, evidences of indebtedness of the Corporation or any other person or any other property (including shares of any subsidiary of the Corporation), or any combination thereof, but excluding rights, options or warrants to which Section 9(B) refers (without regard to the subscription or purchase price provided for therein).

(iii) "Fair Market Value" shall mean, as to shares of Common Stock or any other class of publicly traded capital stock or securities of the Corporation or any other issuer which are publicly traded, the average of the Current Market Prices of such shares or securities for each day of the Adjustment Period. The "Fair Market Value" of any security which is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property, which firm shall be selected in good faith by the Board of Directors of the Corporation or a committee thereof, or, if no such investment banking or appraisal firm is in the good faith judgment of the Board of Directors or such committee available to make such determination, as determined in good faith by the Board of Directors of the Corporation or such committee.

(iv) "Current Market Price" of publicly traded shares of Common Stock or any other class of capital stock or other security of the Corporation or any other issuer shall mean (I) the last reported sales price, regular way, or, if no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the Composite Tape for New York Stock Exchange transactions (the "Composite Tape") or, (II) if such security is not listed or admitted to trading on the New York Stock Exchange (the "NYSE"), on the principal national securities exchange on which such security is listed or admitted to trading or, (III) if not listed or admitted to trading on any national securities exchange, on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ National Market System") or, (IV) if such security is not quoted on the NASDAQ National Market System, the average of the closing bid and asked prices on each such day in the over-the-counter market as reported by NASDAQ or, (V) if bid and asked prices for such security on each such day shall not have been reported through NASDAQ, the average of the bid and asked prices for such day as furnished by any NYSE member firm regularly making a market in such security selected for such purposes by the Board of Directors of the Corporation or a committee thereof, in each case, on each trading day during the Adjustment Period; provided, however, in determining the Current Market Price, the value (as reasonably determined by the Board of Directors of the Corporation or a committee thereof) of any "due-bill" or similar instrument which is then associated with a share of Common Stock or any other class of capital stock or other security, shall be deducted.

(v) "Adjustment Period" shall mean the period of five (5) consecutive trading days preceding, and including, the date as of which the Fair Market Value of a security is to be determined.

(vi) "Valuation Date" with respect to an Extraordinary Distribution shall mean the date that is five (5) Business Days prior to the record date for such Extraordinary Distribution.

(vii) "Plan" shall mean collectively the Corporation's Thrift and ESOP plans and its Thrift and ESOP Trust.

(G) Whenever an adjustment to the Conversion Ratio and the related voting rights of the Class A Preferred Stock is required pursuant hereto, the Corporation shall forthwith deliver to the transfer agent(s) for the Common Stock and the Class A Preferred Stock and file with the Secretary of the Corporation, a statement signed by an officer of the Corporation stating the adjusted Conversion Ratio determined as provided herein, and the voting rights (as appropriately adjusted), of the Class A Preferred Stock. Such statement shall set forth in reasonable detail such facts as shall be necessary to show the reason and the manner of computing such adjustment including any determination of Fair Market Value involved in such computation. Promptly after each adjustment to the Conversion Ratio and the related voting rights of the Class A Preferred Stock, the Corporation shall mail a notice thereof and of the then prevailing Conversion Ratio to each holder of Class A Preferred Stock.

Section 10. Ranking; Cancellation of Shares.

(A) The Class A Preferred Stock shall rank senior to the Common Stock as to the payment of dividends and senior to the Common Stock as to the distribution of assets on liquidation, dissolution and winding-up of the Corporation, and, unless otherwise provided in the Certificate of Incorporation, as the same may be amended, the Class A Preferred Stock shall rank on a parity with all other classes or series of the Corporation's preferred stock, as to payment of dividends and the distribution of assets on liquidation, dissolution or winding-up.

(B) Any shares of Class A Preferred Stock acquired by the Corporation by reason of the conversion or redemption of such shares as provided hereby, or otherwise so acquired, shall be cancelled as shares of Class A Preferred Stock and restored to the status of authorized but unissued shares of preferred stock of the Corporation, undesignated as to classes or series, and may thereafter be reissued as part of a new class or series of such preferred stock as permitted by law.

Section 11. Miscellaneous.

(A) All notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) Business Days after the mailing thereof if sent by registered mail (unless first class mail shall be specifically permitted for such notice under the terms of this Exhibit A) with postage prepaid, addressed: (i) if to the Corporation, to its office at 5959 Las Colinas Boulevard, Irving, TX 75039 (Attention: Treasurer) or to the transfer agent (if any) for the Class A Preferred Stock or (ii) if to any holder of the Class A Preferred Stock or the Common Stock, as the case may be, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Class A Preferred Stock or the Common Stock, as the case may be) or (iii) to such other address as the Corporation shall have designated by notice similarly given.

(B) In the event that, at any time as a result of an adjustment made pursuant to Section 8 or 9, the holder of any share of the Class A Preferred Stock upon thereafter surrendering such shares for conversion shall become entitled to receive any shares or other securities of the Corporation other than shares of Common Stock, the Conversion Ratio in respect of such other shares or securities so receivable upon conversion of shares of Class A Preferred Stock shall thereafter be adjusted, and shall be subject to further adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in Sections 8 or 9, and the provisions of each of the other Sections hereof with respect to the Common Stock shall apply on like or similar terms to any such other shares or securities. Any determination in good faith by the Corporation as to any adjustment of the Conversion Ratio pursuant to this Section 11 (B) shall be conclusive.

(C) The Corporation shall pay any and all issuance, stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Class A Preferred Stock or Common Stock or other securities issued upon conversion of Class A Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Common Stock or other securities in a name other then that in which the shares of Class A Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any person with respect to any such shares or securities other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax for issuance, transfer or documentary stamp taxes or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

(D) In the event that a holder of shares of Class A Preferred Stock shall not by written notice designate the name in which (i) shares of Common Stock or (ii) any other securities in accordance with this Exhibit A, to be issued upon conversion of such shares should be registered or to whom payment upon redemption of shares of Class A Preferred Stock should be made or the address to which the certificate or certificates representing such shares, or such payment, should be sent, the Corporation shall be entitled to register such shares, and make such payment, in the name of the holder of such Class A Preferred Stock as shown on the records of the Corporation and to send the certificate or certificates representing such shares, or such payment, to the address of such holder shown on the records of the Corporation.

(E) Unless otherwise provided in the Certificate of Incorporation, as the same may be amended, all payments of (x) dividends upon the shares of any class of stock and upon any other class of stock ranking on a parity with such first class of stock with respect to such dividends shall be made pro rata, so that amounts paid per share on such first class of stock and such other class of stock shall in all cases bear to each other the same ratio that the required dividends then payable per share on the shares of such first class of stock and such other class of stock bear to each other and (y) distributions on voluntary or involuntary dissolution, liquidation or winding-up or otherwise made upon the shares of any class of stock and upon any other class of stock ranking on a parity with such first class of stock with respect to such distributions shall be made pro rata, so that amounts paid per share on such first class of stock and such other class of stock shall in all cases bear to each other the same ratio that the required distributions then payable per share on the shares of such first class of stock and such other class of stock bear to each other.

(F) The Corporation may appoint, and from time to time discharge and change, a transfer agent for the Class A Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Corporation shall send notice thereof by first class mail, postage prepaid, to each holder of record of Class A Preferred Stock. So long as there is a transfer agent for a class of stock, a holder thereof shall give any notices to the Corporation required hereunder to the transfer agent at the address of the transfer agent last given by the Corporation.

(G) If the Corporation and the holder so agree, any shares of Class A Preferred Stock or any shares of Common Stock into which the shares of Class A Preferred Stock shall be converted, may be uncertificated shares, provided that the names of the holders of all uncertificated shares and the number of such shares held by each holder shall be registered at the offices of the Corporation or the transfer agent for such shares. In the event that any shares shall be uncertificated, all references herein to the surrender or issuance of stock certificates shall have no application to such uncertificated shares.

ExxonMobil
Taking on the world's toughest energy challenges.™

Certificate of Incorporation
Exhibit A - Part II - Class B Preferred Stock

1. Designation and Issuance

(A) The shares of such class shall be designated CLASS B PREFERRED STOCK (hereinafter referred to as "Class B Preferred Stock") and the number of shares constituting such class shall be 165,800. Such number of shares may be increased or decreased by resolution of the Board of Directors, but no such decrease shall reduce the number of shares of Class B Preferred Stock to a number less than that of the shares then outstanding plus the number of shares issuable upon exercise of any rights, options or warrants or upon conversion of outstanding securities issued by the Corporation. All shares of Class B Preferred Stock redeemed or purchased by the Corporation shall be retired and shall be restored to the status of authorized but unissued shares of preferred stock without designation.

(B) Shares of Class B Preferred Stock shall be issued only to a trustee or trustees acting on behalf of an employee stock ownership trust or plan or other employee benefit plan ("Plan") of Mobil Corporation or Mobil Oil Corporation (collectively, "Mobil Oil"). In the event of any sale, transfer or other disposition (hereinafter a "transfer") of shares of Class B Preferred Stock to any person other than (x) any trustee or trustees of the Plan and (y) any pledgee of such shares acquiring such shares as security for any loan or loans made to the Plan or to any trustee or trustees acting on behalf of the Plan, the shares of Class B Preferred Stock so transferred, upon such transfer and without any further action by the Corporation or the holder shall be automatically converted into shares of the Common Stock (as defined in Section 10) at the Conversion Price (as hereinafter defined) and on the terms otherwise provided for the conversion of shares of Class B Preferred Stock into shares of Common Stock pursuant to Section 5 hereof and no such transferee shall have any of the voting powers, preferences and relative, participating, optional or special rights ascribed to shares of Class B Preferred Stock hereunder but, rather, only the powers and rights pertaining to the Common Stock into which such shares of Class B Preferred Stock shall be so converted, provided, however, that in the event of a foreclosure or other realization upon shares of Class B Preferred Stock pledged as security for any loan or loans made to the Plan or to the trustee or the trustees acting on behalf of the Plan, the pledged shares so foreclosed or otherwise realized upon shall (subject to the holder's right of redemption set forth in Section 7(B) hereof) be automatically converted into shares of Common Stock at the Conversion Price and on the terms otherwise provided for conversions of shares of Class B Preferred Stock into shares of Common Stock pursuant to Section 5 hereof. In the event of such a conversion, such transferee shall be treated for all purposes as the record holder of the shares of Common Stock into which the Class B Preferred Stock shall have been converted as of the date of such conversion. Certificates representing shares of Class B Preferred Stock shall be legended to reflect such restrictions on transfer. Notwithstanding the foregoing provisions of this Section 1, shares of Class B Preferred Stock (i) may be converted into shares of Common Stock as provided by Section 5 hereof and the shares of Common Stock issued upon such conversion may be transferred by the holder thereof as permitted by law and (ii) shall be redeemable by the Corporation upon the terms and conditions provided by Sections 6, 7 and 8 hereof.

2. Dividends and Distributions.

(A)(1) Subject to the provisions for adjustment hereinafter set forth, the holders of shares of Class B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of funds legally available therefor, cash dividends ("Regular Preferred Dividends") in an amount per share initially equal to $300 per share per annum, subject to adjustment from time to time as hereinafter provided, and no more, except as provided in Section 2(A)(2) (such amount, as adjusted from time to time, being hereinafter referred to as the "Regular Preferred Dividend Rate"), payable semiannually in arrears, one-half on the last day of February, and one-half on the last day of August of each year (each a "Dividend Payment Date") to holders of record at the start of business on such Dividend Payment Date. The first dividend payable on each share of Class B Preferred Stock shall accrue from the date of original issuance thereof, except that the first dividend payable on shares of Class B Preferred Stock issued on conversion of Mobil Corporation Series B ESOP Convertible Preferred Stock ("Mobil Series B Stock") shall accrue and be cumulative from the last dividend payment date of the Mobil Series B Stock and shall include any arrearage on the Mobil Series B Stock. Regular Preferred Dividends shall accrue on a daily basis, based on the Regular Preferred Dividend Rate in effect on such date, whether or not the Corporation shall have earnings or surplus at the time, computed on the basis of a 360-day year of 30-day months in case of any period less than a full semiannual period. Accrued but unpaid Regular Preferred Dividends, shall cumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Regular Preferred Dividends.

(2) In the event that for any period of six (6) months preceding any Dividend Payment Date (each such period, a "Dividend Period") the aggregate fair value (as determined by the Board of Directors) of all dividends and other distributions declared per share of Common Stock during such Dividend Period multiplied by the number of shares of Common Stock into which a share of Class B Preferred Stock was convertible on the appropriate dividend payment date for the Common Stock shall exceed the amount of the Regular Preferred Dividends accrued on a share of Class B Preferred Stock during such Dividend Period, the holders of shares of the Class B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of funds legally available therefor, cash dividends (the "Supplemental Preferred Dividends") in an amount per share (with appropriate adjustments to reflect any stock split or combination of shares or other adjustment provided for in Section 9) equal to the amount of such excess up to but not exceeding (x) the product of twelve and one-half per cent (12.5%) times the average of the Fair Market Values of the number of shares of Common Stock into which a share of Class B Preferred Stock was convertible on the day next preceding the ex-dividend date for each such dividend and the distribution date for each such distribution on the Common Stock of the Corporation minus (y) such amount of accrued Regular Preferred Dividends. The calculation of each Supplemental Preferred Dividend shall be subject to adjustment corresponding to the adjustments provided in Section 9 hereof. Supplemental Preferred Dividends shall accrue and cumulate as of the close of each relevant Dividend Period and shall be payable on the Dividend Payment Date next following the close of any such Dividend Period, but no interest shall accrue on accumulated but unpaid Supplemental Preferred Dividends and no Supplemental Preferred Dividends shall accrue in respect of any period of less than six months.

(B)(1) No full dividends shall be declared or paid or set apart for payment on any shares ranking, as to dividends, on a parity with or junior to the Class B Preferred Stock, for any period unless full cumulative dividends (which for all purposes of this resolution shall include Regular Preferred Dividends and Supplemental Preferred Dividends) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Class B Preferred Stock for all Dividend Payment Dates occurring on or prior to the date of payment of such full dividends. When dividends are not paid in full, as aforesaid, upon the shares of Class B Preferred Stock and any other shares ranking, as to dividends, on a parity with Class B Preferred Stock, all dividends declared upon shares of Class B Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on Class B Preferred Stock and such other parity shares shall in all cases bear to each other the same ratio that accumulated dividends per share on the shares of Class B Preferred Stock and such other parity shares bear to each other. Except as otherwise provided herein, holders of shares of Class B Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends, as herein provided, on Class B Preferred Stock.

(2) So long as any shares of Class B Preferred Stock are outstanding, no dividend (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, Common Stock or other shares ranking junior to Class B Preferred Stock as to dividends and upon liquidation and other than as provided in Section 2(B)(1)) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other shares ranking junior to or on a parity with Class B Preferred Stock as to dividends or upon liquidation, nor shall any Common Stock or any other shares of the Company ranking junior to or on a parity with Class B Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for shares of the Corporation ranking junior to Class B Preferred Stock as to dividends and upon liquidation) unless, in each case, the full cumulative dividends on all outstanding shares of Class B Preferred Stock shall have been paid.

(3) Any dividend payment made on shares of Class B Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to shares of Class B Preferred Stock.

3. Liquidation Preference

(A) In the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of any series or classes of stock of the Corporation ranking junior to Class B Preferred Stock upon liquidation, dissolution or winding-up, the holders of Class B Preferred Stock shall be entitled to receive the Liquidation Price (as hereinafter defined) per share in effect at the time of liquidation, dissolution or winding-up plus an amount equal to all dividends accrued (whether or not accumulated) and unpaid thereon to the date of final distribution to such holders, but such holders shall not be entitled to any further payments. The Liquidation Price per share which holders of Class B Preferred Stock shall receive upon liquidation, dissolution or winding-up shall be $3,887.50, subject to adjustment as hereinafter provided. If, upon any liquidation, dissolution or winding-up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of Class B Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares ranking as to liquidation, dissolution or winding-up, on a parity with Class B Preferred Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Class B Preferred Stock and any such other shares ratably in accordance with the respective amounts which would be payable on such shares of Class B Preferred Stock and any such other shares if all amounts payable thereon were paid in full. For the purposes of this Section 3, a consolidation or merger of the Corporation with one or more corporations shall not be deemed to be a liquidation, dissolution or winding-up, voluntary and involuntary.

(B) Subject to the rights of the holders of shares of any series or class or classes of stock ranking on a parity with or prior to Class B Preferred Stock upon liquidation, dissolution or winding-up, upon any liquidation, dissolution or winding-up of the Corporation, after payment shall have been made in full to the holders of Class B Preferred Stock as provided in this Section 3, but not prior thereto, any other series or class or classes of stock ranking junior to Class B Preferred Stock upon liquidation, dissolution or winding-up shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of Class B Preferred Stock shall not be entitled to share therein.

4. Ranking and Voting of Shares.
(A) Any shares of the Corporation shall be deemed to rank:

(1) prior to Class B Preferred Stock as to dividends or as to distribution of assets upon liquidation, dissolution or winding-up, if the holders of such class shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding-up, as the case may be, in preference or priority to the holders of Class B Preferred Stock,

(2) on a parity with Class B Preferred Stock as to dividends or as to distribution of assets upon liquidation, dissolution or winding-up, whether or not the dividend rates, dividend payment dates, or redemption or liquidation prices per share thereof be different from those of Class B Preferred Stock, if the holders of such class of stock and Class B Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding-up, as the case may be, in proportion to their respective dividend or liquidation amounts, as the case may be, without preference or priority one over the other, and

(3) junior to Class B Preferred Stock as to dividends or as to the distribution of assets upon liquidation, dissolution or winding-up, if such shares shall be Common Stock or if the holders of Class B Preferred Stock shall be entitled to receipt of dividends or of amounts distributable upon liquidation, dissolution or winding-up, as the case may be, in preference or priority to the holders of such shares. Unless otherwise provided in the Restated Certificate of Incorporation of the Corporation, as the same may be amended, including an amendment relating to any subsequent class or series of preferred stock, the Class B Preferred Stock shall rank junior to all classes or series of the Corporation's preferred stock as to dividends and the distribution of assets upon liquidation, dissolution or winding-up.

(B) The holders of shares of Class B Preferred Stock shall have the following voting rights

(1) The holders of Class B Preferred Stock shall be entitled to vote on all matters submitted to a vote of the shareholders of the Corporation, voting together with the holders of Common Stock as one class. The holder of each share of Class B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such Class B Preferred Stock could be converted on the record date for determining the shareholders entitled to vote; it being understood that whenever the "Conversion Price" (as defined in Section 5 hereof) is adjusted as provided in Section 9 hereof, the number of votes of the Class B Preferred Stock shall also be correspondingly adjusted.

(2) Except as otherwise required by law or set forth herein, holders of Class B Preferred Stock shall have no special voting

rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for the taking of any corporate action, including the issuance of any preferred stock now or hereafter authorized, provided, however, that the vote of at least 66-2/3% of the outstanding shares of Class B Preferred Stock, voting separately as a class, shall be necessary to approve any alteration, amendment or repeal of any provision of the Restated Certificate of Incorporation or any alteration, amendment or repeal of any provision of the resolutions relating to the designation, preferences and rights of Class B Preferred Stock (including any such alteration, amendment or repeal effected by any merger or consolidation in which the Corporation is the surviving or resulting corporation), if such amendment, alteration or repeal would alter or change the powers, preferences, or special rights of the Class B Preferred Stock so as to affect them adversely.

5. Conversion into Common Stock.

(A) A holder of shares of Class B Preferred Stock shall be entitled, at any time prior to the close of business on the date fixed for redemption of such shares pursuant to Sections 6, 7 or 8 hereof, to cause any or all of such shares to be converted into shares of Common Stock. The number of shares of Common Stock into which each share of the Class B Preferred Stock may be converted shall be determined by dividing the Liquidation Price in effect at the time of conversion by the Conversion Price (as hereinafter defined) in effect at the time of conversion. The Conversion Price per share at which shares of Common Stock shall be initially issuable upon conversion of any shares of Class B Preferred Stock shall be $29.447411 subject to adjustment as hereinafter provided; that is, a conversion rate initially equivalent to 132.015 shares of Common Stock for each share of Class B Preferred Stock, which is subject to adjustment as hereinafter provided.

(B) Any holder of shares of Class B Preferred Stock desiring to convert such shares into shares of Common Stock shall surrender, if certificated, the certificate or certificates representing the shares of Class B Preferred Stock being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or if uncertificated, a duly executed stock power relating thereto, at the principal executive office of the Corporation or the offices of the transfer agent for the Class B Preferred Stock or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Class B Preferred Stock by the Corporation or the transfer agent for the Class B Preferred Stock, accompanied by written notice of conversion. Such notice of conversion shall specify (i) the number of shares of Class B Preferred Stock to be converted and the name or names in which such holder wishes the Common Stock and any shares of Class B Preferred Stock not to be so converted to be issued, and (ii) the address to which such holder wishes delivery to be made of a confirmation of such conversion, if uncertificated, or any new certificate which may be issued upon such conversion if certificated.

(C) Upon surrender, if certificated, of a certificate representing a share or shares of Class B Preferred Stock for conversion, or if uncertificated, of a duly executed stock power relating thereto, the Corporation shall issue and send by hand delivery (with receipt to be acknowledged) or by first class mail, postage prepaid, to the holder thereof or to such holder's designee, at the address designated by such holder, if certificated, a certificate or certificates for, or if uncertificated, confirmation of, the number of shares of Common Stock to which such holder shall be entitled upon conversion. In the event that there shall have been surrendered shares of Class B Preferred Stock, only part of which are to be converted, the Corporation shall issue and deliver to such holder or such holder's designee, if certificated, a new certificate or certificates representing the number of shares of Class B Preferred Stock which shall not have been converted, or if uncertificated, confirmation of the number of shares of Class B Preferred Stock which shall not have been converted.

(D) The issuance by the Corporation of shares of Common Stock upon a conversion of shares of Class B Preferred Stock into shares of Common Stock made at the option of the holder thereof shall be effective as of the earlier of (i) the delivery to such holder or such holder's designee of the certificates representing the shares of Common Stock issued upon conversion thereof if certificated or confirmation if uncertificated or (ii) the commencement of business on the second business day after the surrender of the certificate or certificates, if certificated, or a duly executed stock power, if uncertificated, for the shares of Class B Preferred Stock to be converted. On and after the effective date of conversion, the person or persons entitled to receive Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock, but no allowance or adjustment shall be made in respect of dividends payable to holders of Common Stock of record on any date prior to such effective date. The Corporation shall not be obligated to pay any dividends which shall have been declared and shall be payable to holders of shares of Class B Preferred Stock on a Dividend Payment Date if such Dividend Payment Date for such dividend shall be on or subsequent to the effective date of conversion of such shares.

(E) The Corporation shall not be obligated to deliver to holders of Class B Preferred Stock any fractional share or shares of Common Stock issuable upon any conversion of such shares of Class B Preferred Stock, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law.

(F) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock or treasury Common Stock, solely for issuance upon the conversion of shares of Class B Preferred Stock as herein provided, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Class B Preferred Stock then outstanding.

6. Redemption at the Option of the Corporation.

(A) The Class B Preferred Stock shall be redeemable, in whole or in part, at the option of the Corporation, out of funds legally available therefor, at any time after November 22, 1999 at 100% of the Liquidation Price per share in effect on the date fixed for redemption, plus an amount equal to all accrued (whether or not accumulated) and unpaid dividends thereon to the date fixed for redemption. The Class B Preferred Stock shall be redeemable, in whole or in part, out of funds legally available therefor, on or before November 22, 1999 only if permitted by Section 6 (C) or (D) at a price per share equal to, (i) if pursuant to Section 6(C), the redemption price set forth therein, or (ii) if pursuant to Section 6(D), 100.775% of the Liquidation Price in effect on the date fixed for redemption, plus, in each case, an amount equal to all accrued (whether or not accumulated) and unpaid dividends thereon to the date fixed for redemption. Payment of the redemption price shall be made by the Corporation in cash or shares of Common Stock, or a combination thereof, as permitted by Section 6(E). From and after the date fixed for redemption, dividends on shares of Class B Preferred Stock called for redemption will cease to accrue, such shares will no longer be deemed to be outstanding and all rights in respect of such shares of the Corporation shall cease, except for the right to receive the redemption price. If less than all of the outstanding shares of Class B Preferred Stock are to be redeemed, the Corporation shall either redeem a portion of the shares of each holder determined pro rata based on the number of shares held by each holder or shall select the shares to be redeemed by lot, as may be determined by the Board of Directors of the Corporation.

(B) Unless otherwise required by law, notice of redemption will be sent to the holders of Class B Preferred Stock at the address shown on the books of the Corporation or any transfer agent for Class B Preferred Stock by first class mail, postage prepaid, mailed not less than twenty (20) days nor more than sixty (60) days prior to the redemption date. Each notice shall state: (i) the redemption date; (ii) the total number of shares of the Class B Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; (iv) the place or places where certificates, if certificated, for such shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; (vi) the conversion rights of the shares to be redeemed, the period within which such conversion rights may be exercised, and the Conversion Price and number of shares of Common Stock issuable upon conversion of a share of Class B Preferred Stock at the time. Upon surrender of the certificates, if certificated, for any shares so called for redemption, or upon the date fixed for redemption if uncertificated such shares if not previously converted shall be redeemed by the Corporation on the date fixed for redemption and at the redemption price set forth in this Section 6.

(C) In the event (i) of a change in the federal tax law or regulations of the United States of America or of an interpretation or application of such law or regulations or of a determination by a court of competent jurisdiction, which in any case has the effect of precluding the Corporation from claiming (other than for purposes of calculating any alternative minimum tax) any of the tax deductions for dividends paid on the Class B Preferred Stock when such dividends are used as provided under Section 404(k)(2) of the Internal Revenue Code of 1986, as amended (the "Code") as in effect on the date shares of Class B Preferred Stock are initially issued, or (ii) that the Corporation certifies to the holders of the Class B Preferred Stock that the Corporation has determined in good faith that the Plan either is not qualified within the meaning of Section 401(a) of the Code or is not an "employee stock ownership plan" within the meaning of 4975(e)(7) of the Code, the Corporation may, in its sole discretion and notwithstanding anything to the contrary in Section 6(A), at any time within one year of the occurrence of such event, elect either to (a) redeem any or all of such Class B Preferred Stock for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares of Common Stock and cash, as permitted by Section 6(B), at a redemption price equal to the higher of (x) the Liquidation Price per share on the date fixed for redemption or (y) the Fair Market Value (as defined in Section 9(G)(2)) of the number of shares of Common Stock into which each share of Class B Preferred Stock is convertible at the time the notice of such redemption is given, plus in either case an amount equal to accrued (whether or not accumulated) and unpaid dividends thereon to the date fixed for redemption, or (b) exchange any or all of such shares of Class B Preferred Stock for securities of comparable value (as determined by an independent appraiser) that constitute "qualifying employer securities" with respect to a holder of Class B Preferred Stock within the meaning of Section 409(1) of the Code and Section 407(d)(5) of the Employment Retirement Income Security Act of 1974, as amended ("ERISA") or any successor provisions of law.

(D) Notwithstanding anything to the contrary in Section 6(A), in the event that the Employees Savings Plan of Mobil Oil is terminated or the Employee Stock Ownership Plan incorporated therein is terminated or eliminated from such Plan, the Corporation may, in its sole discretion, call for redemption of any or all of the then outstanding Class B Preferred Stock at a redemption price calculated on the basis of the redemption prices provided in Section 6(A), increased by 50% of the amount thereof in excess of 100% of the Liquidation Price in effect on the date fixed for redemption.

(E) The Corporation, at its option, may make payment of the redemption price required upon redemption of shares of Class B Preferred Stock in cash or in shares of Common Stock, or in a combination of such shares and cash, any such shares of Common Stock to be valued for such purpose at their Fair Market Value (as defined in Section 9(G)(2)); provided, however, that in calculating their Fair Market Value the Adjustment Period shall be deemed to be the five (5) consecutive trading days preceding the date of redemption.

7. Redemption at the Option of the Holder.

(A) Unless otherwise provided by law, shares of Class B Preferred Stock shall be redeemed by the Corporation out of funds legally available therefor for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares and cash, any such shares of Common Stock to be valued for such purpose as provided by Section 6(E), at a redemption price equal to the higher of (x) the Liquidation Price per share in effect on the date fixed for redemption or (y) the Fair Market Value of the number of shares of Common Stock into which each share of Class B Preferred Stock is convertible at the time the notice of such redemption is given plus in either case an amount equal to accrued (whether or not accumulated) and unpaid dividends thereon to the date fixed for redemption, at the option of the holder, at any time and from time to time upon notice to the Corporation given not less than five (5) business days prior to the date fixed by the holder in such notice of redemption, when and to the extent necessary for such holder to provide for distributions required to be made under, or to satisfy an investment election provided to participants in accordance with, the Employee Stock Ownership Plan incorporated in the Employees Savings Plan of Mobil Oil, or any successor plan or when the holder elects to redeem shares of Class B Preferred Stock in respect of any Regular or Supplemental Preferred Dividend (a "Dividend Redemption"). In the case of any Dividend Redemption, such holder shall give the notice specified above within five (5) business days after the related Dividend Payment Date and such redemption shall be effective as to such number of shares of Class B Preferred Stock as shall equal (x) the aggregate amount of such Regular or Supplemental Preferred Dividend with respect to shares of Class B Preferred Stock allocated or credited to the accounts of participants in the Employee Stock Ownership Plan incorporated in the Employees Savings Plan of Mobil Oil, or any successor plan divided by (y) the redemption price specified above.

(B) Shares of Class B Preferred Stock shall be redeemed by the Corporation out of funds legally available therefor for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares of Common Stock and cash, any such shares of Common Stock to be valued for such purpose as provided by Section 6(E), at a redemption price equal to the Liquidation Price plus an amount equal to accrued and unpaid dividends thereon to the date fixed for redemption, at the option of the holder, at any time and from time to time upon notice to the Corporation given not less than five (5) business days prior to the date fixed by the holder in such notice for such redemption, upon certification by such holder to the Corporation of the following events: (i) when and to the extent necessary for such holder to make any payments of principal, interest or premium due and payable (whether as scheduled, upon acceleration or otherwise) upon any obligations of the trust established under the Employee Stock Ownership Plan incorporated in the Employees Savings Plan of Mobil Oil in connection with the acquisition of Class B Preferred Stock or any indebtedness, expenses or costs incurred by the holder for the benefit of the Plan; or (ii) when and if it shall be established to the satisfaction of the holder that the Plan has not initially been determined by the Internal Revenue Service to be qualified as a stock bonus plan and an employee stock ownership plan within the meaning of Sections 401(a) or 4975(e)(7) of the Code, respectively.

8. Consolidation, Merger, etc.

(A) In the event that the Corporation shall consummate any consolidation or merger or similar transaction, however named, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged solely for or changed, reclassified or converted solely into shares of any successor or resulting company (including the Corporation) that constitute "qualifying employer securities" that are common stock with respect to a holder of Class B Preferred Stock within the meanings of Section 409(1) of the Code and Section 407(d)(5) of ERISA, or any successor provision of law, and, if applicable, for a cash payment in lieu of fractional shares, if any, then, in such event, the terms of such consolidation or merger or similar transaction shall provide that the shares of Class B Preferred Stock of such holder shall be converted into or exchanged for and shall become preferred shares of such successor or resulting company, having in respect of such company insofar as possible the same powers, preferences and relative, participating, optional or other special rights (including the redemption rights provided by Sections 6, 7, and 8 hereof), and the qualifications, limitations or restrictions thereon, that the Class B Preferred Stock had immediately prior to such transaction; provided, however, that after such transaction each share of stock into which the Class B Preferred Stock is so converted or for which it is exchanged shall be convertible, pursuant to the terms and conditions provided by Section 5 hereof, into the number and kind of qualifying employer securities receivable by a holder of the number of shares of Common Stock into which such shares of Class B Preferred Stock could have been converted pursuant to Section 5 hereof immediately prior to such transaction and provided, further, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, which election cannot practicably be made by the holders of the Class B Preferred Stock, then such election shall be deemed to be solely for "qualifying employer securities" (together, if applicable, with a cash payment in lieu of fractional shares) with the effect provided above on the basis of the number and kind of qualifying employer securities receivable by a holder of the number of shares of Common Stock into which the shares of Class B Preferred Stock could have been converted pursuant to Section 5 hereof immediately prior to such transaction (it being understood that if the kind or amount of qualifying employer securities receivable in respect of each share of Common Stock upon such transaction is not the same for each such share, then the kind and amount of qualifying employer securities deemed to be receivable in respect of each share of Common Stock for purposes of this proviso shall be the kind and amount so receivable per share of Common Stock by a plurality of such shares). The rights of the Class B Preferred Stock as preferred shares of such successor resulting company shall successively be subject to adjustments pursuant to Section 9 hereof after any such transaction as nearly equivalent to the adjustments provided for by such Section prior to such transaction. The Corporation shall not consummate any such merger, consolidation or similar transaction unless all the terms of this Section 8(A) are complied with.

(B) In the event that the Corporation shall consummate any consolidation or merger or similar transaction, however named, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged for or changed, reclassified or converted into other shares or securities or cash or any other property, or any combination thereof, other than any such consideration which is constituted solely of qualifying employer securities that are common stock (as referred to in Section 8 (A)) and cash payments, if applicable, in lieu of fractional shares, outstanding shares of Class B Preferred Stock shall, without any action on the part of the Corporation or any holder thereof (but subject to Section 8(C)), be automatically converted immediately prior to the consummation of such merger, consolidation or similar transaction into shares of Common Stock at the conversion rate then in effect so that each share of Class B Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of shares, securities, cash or other property (payable in like kind) receivable by a holder of the number of shares of Common Stock into which such shares of Class B Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election as to the kind or amount of shares, securities, cash or other property receivable upon such transaction (provided that, if the kind or amount of shares, securities, cash or other property receivable upon such transaction is not the same for each non-electing share, then the kind and amount of shares, securities, cash or other property receivable upon such transaction for each non-electing share shall be the kind and amount so receivable per share by a plurality of non-electing shares).

(C) In the event the Corporation shall enter into any agreement providing for any consolidation or merger or similar transaction described in Section 8(B), then the Corporation shall as soon as practicable thereafter (and in any event at least ten (10) business days before consummation of such transaction) give notice of such agreement and the material terms thereof to each holder of Class B Preferred Stock and each such holder shall have the right to elect, by written notice to the Corporation, to receive, upon consummation of such transaction (if and when such transaction is consummated), out of funds legally available therefor, from the Corporation or the successor of the Corporation, in redemption and retirement of such Class B

Preferred Stock, in lieu of any cash or other securities which such holder would otherwise be entitled to receive under Section 8(B) hereof, a cash payment equal to the redemption price specified in Section 6(A) in effect on the date of the consummation of such transaction plus an amount equal to all accrued (whether or not accumulated) and unpaid dividends. No such notice of redemption shall be effective unless given to the Corporation prior to the close of business of the fifth business day prior to consummation of such transaction, unless the Corporation or the successor of the Corporation shall waive such prior notice, but any notice of redemption so given prior to such time may be withdrawn by notice of withdrawal given to the Corporation prior to the close of business on the fifth business day prior to consummation of such transaction.

9. Anti-dilution Adjustments.

(A)(1) Subject to the provisions of Section 9(E), in the event the Corporation shall, at any time or from time to time while any of the shares of the Class B Preferred Stock are outstanding, (i) pay a dividend or make a distribution in respect of the Common Stock in shares of Common Stock or (ii) subdivide the outstanding shares of Common Stock into a greater number of shares, in each case whether by reclassification of shares, recapitalization of the Corporation (excluding a recapitalization or reclassification effected by a merger or consolidation to which Section 8 hereof applies) or otherwise, then, in such event, the Board of Directors shall, to the extent legally permissible, declare a dividend in respect of the Class B Preferred Stock in shares of Class B Preferred Stock (a "Special Dividend") in such a manner that a holder of Class B Preferred Stock will become a holder of that number of shares of Class B Preferred Stock equal to the product of the number of such shares held prior to such event times a fraction (the "Sec. 9(A) Non-Dilutive Share Fraction"), the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately before such event. A Special Dividend declared pursuant to this Section 9(A)(1) shall be effective, upon payment of such dividend or distribution in respect of the Common Stock, as of the record date for the determination of shareholders entitled to receive such dividend or distribution (on a retroactive basis), and in the case of a subdivision shall become effective immediately as of the effective date thereof. Concurrently with the declaration of the Special Dividend pursuant to this Section 9(A)(1), the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate of all shares of Class B Preferred Stock shall be adjusted by dividing the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate, respectively, in effect immediately before such event by the Sec. 9(A) Non-Dilutive Share Fraction.

(2) The Corporation and the Board of Directors shall each use its best efforts to take all necessary steps or to take all actions as are reasonably necessary or appropriate for declaration of the Special Dividend provided in Section 9(A)(1) but shall not be required to call a special meeting of shareholders in order to implement the provisions thereof. If for any reason the Board of Directors is precluded from giving full effect to the Special Dividend provided in Section 9(A)(1), then no such Special Dividend shall be declared, but instead the Conversion Price shall automatically be adjusted by dividing the Conversion Price in effect immediately before the event by the Sec. 9(A) Non-Dilutive Share Fraction and the Liquidation Price and the Regular Preferred Dividend Rate will not be adjusted. An adjustment to the Conversion Price made pursuant to this Section 9(A)(2) shall be given effect, upon payment of such a dividend or distribution, as of the record date for the determination of holders entitled to receive such dividend or distribution (on a retroactive basis), and in the case of a subdivision shall become effective immediately as of the effective date thereof. If subsequently the Board of Directors is able to give full effect to the Special Dividend as provided in Section 9(A)(1), then such Special Dividend will be declared and other adjustments will be made in accordance with the provisions of Section 9(A)(1) and the adjustment in the Conversion Price as provided in this Section 9(A)(2) will automatically be reversed and nullified prospectively.

(3) Subject to the provisions of Section 9(E) hereof, in the event the Corporation shall, at any time or from time to time while any of the shares of the Class B Preferred Stock are outstanding, combine the outstanding shares of Common Stock into a lesser number of shares, whether by reclassification of shares, recapitalization of the Corporation (excluding a recapitalization or reclassification effected by a merger, consolidation or other transaction to which Section 8 hereof applies) or otherwise, then, in such event, the Conversion Price shall automatically be adjusted by dividing the Conversion Price in effect immediately before such event by the Sec. 9(A) Non-Dilutive Share Fraction and the Liquidation Price and the Regular Preferred Dividend Rate will not be adjusted. An adjustment to the Conversion Price made pursuant to this Section 9(A)(3) shall be given effect immediately as of the effective date of such combination.

(B)(1) Subject to the provisions of Section 9(E), in the event the Corporation shall, at any time or from time to time while any of the shares of Class B Preferred Stock are outstanding issue to holders of shares of Common Stock as a dividend or distribution, including by way of reclassification of shares or a recapitalization of the Corporation, any right or warrant to purchase shares of Common Stock (but not including as a right or warrant for this purpose any security convertible into or exchangeable for shares of Common Stock) for a consideration having a Fair Market Value (as defined in Section 9 (G)(2) hereof) per share less than the Fair Market Value of a share of Common Stock on the date of issuance of such right or warrant, then, in such event, the Board of Directors shall, to the extent legally permissible, declare a Special Dividend in such a manner that a holder of Class B Preferred Stock will become a holder of that number of shares of Class B Preferred Stock equal to the product of the number of such shares held prior to such event times a fraction (the "Sec. 9(B) Non-Dilutive Share Fraction"), the numerator of which is the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the maximum number of shares of Common Stock that could be acquired upon exercise in full of all such rights and warrants and the denominator of which is the number of shares of Common Stock outstanding immediately before such issuance of warrants or rights plus the number of shares of Common Stock which could be purchased at the Fair Market Value of a share of Common Stock at the time of such issuance for the maximum aggregate consideration payable upon exercise in full of all such rights and warrants. A Special Dividend declared pursuant to this Section 9(B)(1) shall be effective upon such issuance of rights or warrants. Concurrently with the declaration of the Special Dividend pursuant to this Section 9(B)(1), the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate of all shares of Class B Preferred Stock shall be adjusted by dividing the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate, respectively, in effect immediately before such event by the Sec. 9(B) Non-Dilutive Share Fraction.

(2) The Corporation and the Board of Directors shall each use its best efforts to take all necessary steps or to take all actions as are reasonably necessary or appropriate for declaration of the Special Dividend provided in Section 9(B)(1) but shall not be required to call a special meeting of shareholders in order to implement the provisions thereof. If for any reason the Board of Directors is precluded from giving full effect to the Special Dividend provided in Section 9(B)(1), then no such Special Dividend shall be declared, but instead the Conversion Price shall automatically be adjusted by dividing the Conversion Price in effect immediately before the event by the Sec. 9(B) Non-Dilutive Share Fraction and the Liquidation Price and the Preferred Dividend Rate will not be adjusted. An adjustment to the Conversion Price made pursuant to this Section 9(B)(2) shall be given effect upon issuance of rights or warrants. If subsequently the Board of Directors is able to give full effect to the Special Dividend as provided in Section 9(B)(1), then such Special Dividend will be declared and other adjustments will be made in accordance with the provisions of Section 9(B)(1) and the adjustment in the Conversion Price as provided in this Section 9(B)(2) will automatically be reversed and nullified prospectively.

(C)(1)(i) Subject to the provisions of Section 9(E), in the event the Corporation shall, at any time or from time to time while any of the shares of Class B Preferred Stock are outstanding, issue, sell or exchange shares of Common Stock (other than pursuant to (x) any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock), or (y) any employee or director incentive, compensation or benefit plan or arrangement of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted) at a purchase price per share less than the Fair Market Value of a share of Common Stock on the date of such issuance, sale or exchange, then, in such event, the Board of Directors shall, to the extent legally permissible, declare a Special Dividend in such a manner that a holder of Class B Preferred Stock will become the holder of that number of shares of Class B Preferred Stock equal to the product of the number of such shares held prior to such event times a fraction (the "Sec. 9(C)(1)(i) Non-Dilutive Share Fraction"), the numerator of which is the number of shares of Common Stock outstanding immediately before such issuance, sale or exchange plus the number of shares of Common Stock so issued, sold or exchanged and the denominator of which is the number of shares of Common Stock outstanding immediately before such issuance, sale or exchange plus the number of shares of Common Stock which could be purchased at the Fair Market Value of a share of Common Stock at the time of such issuance, sale or exchange for the maximum aggregate consideration paid therefor.

(ii) In the event that the Corporation shall, at any time or from time to time while any Class B Preferred Stock is outstanding, issue, sell or exchange any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock other than pursuant to (x) any employee or director incentive, compensation or benefit plan or arrangement of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted and (y) any dividend or distribution on shares of Common Stock contemplated in Section 9(A)(1)) for a consideration having a Fair Market Value, on the date of such issuance, sale or exchange, less than the Non-Dilutive Amount (as defined in Section 9(G)(3) hereof), then, in such event, the Board of Directors shall, to the extent legally permissible, declare a Special Dividend in such a manner that a holder of Class B Preferred Stock will become the holder of that number of shares of Class B Preferred Stock equal to the product of the number of such shares held prior to such event times a fraction (the "Sec. 9(C)(1)(ii) Non-Dilutive Share Fraction"), the numerator of which is the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the maximum number of shares of Common Stock that could be acquired upon exercise in full of all such rights and warrants and the denominator of which is the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the number of shares of Common Stock which could be purchased at the Fair Market Value of a share of Common Stock at the time of such issuance for the total of (x) the maximum aggregate consideration payable at the time of the issuance, sale or exchange of such right or warrant and (y) the maximum aggregate consideration payable upon exercise in full of all such rights or warrants.

(iii) A Special Dividend declared pursuant to this Section 9(C)(1) shall be effective upon the effective date of such issuance, sale or exchange. Concurrently with the declaration of the Special Dividend pursuant to this Section 9(C)(1), the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate of all shares of Class B Preferred Stock shall be adjusted by dividing the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate, respectively, in effect immediately before such event by the Sec. 9(C)(1)(i) or Sec. 9(C)(1)(ii) Non-Dilutive Share Fraction, as the case may be.

(2) The Corporation and the Board of Directors shall each use its best efforts to take all necessary steps or to take all actions as are reasonably necessary or appropriate for declaration of the Special Dividend provided in Section 9(C)(1)(i) or (ii) but shall not be required to call a special meeting of shareholders in order to implement the provisions thereof. If for any reason the Board of Directors is precluded from giving full effect to any Special Dividend provided in Section 9(C)(1), then no such Special Dividend shall be declared, but instead the Conversion Price shall automatically be adjusted by dividing the Conversion Price in effect immediately before the event by the Sec. 9(C)(1)(i) or Sec. 9(C)(1)(ii) Non-Dilutive Share Fraction, as the case may be, and the Liquidation Price and the Regular Preferred Dividend Rate will not be adjusted. An adjustment to the Conversion Price made pursuant to this Section 9(C)(2) shall be given effect upon the effective date of such issuance, sale or exchange. If subsequently the Board of Directors is able to give full effect to the Special Dividend as provided in Section 9 (C)(1), then such Special Dividend will be declared and other adjustments will be made in accordance with the provisions of Section 9(C)(1) and the adjustment in the Conversion Price as provided in this Section 9(C)(2) will automatically be reversed and nullified prospectively.

(D)(1) Subject to the provisions of Section 9(E), in the event the Corporation shall, at any time or from time to time while any of the shares of Class B Preferred Stock are outstanding, make an Extraordinary Distribution (as defined in Section 9(G)(1) hereof) in respect of the Common Stock, whether by dividend, distribution, reclassification of shares or recapitalization of the Corporation (including capitalization or reclassification effected by a merger or consolidation to which Section 8 hereof does not apply) or effect a Pro Rata Repurchase (as defined in Section 9(G)(4) hereof) of Common Stock, then, in such event, the Board of Directors shall, to the extent legally permissible, declare a Special Dividend in such a manner that a holder of Class B Preferred Stock will become a holder of that number of shares of Class B Preferred Stock equal to the product of the number of such shares held prior to such event times a fraction (the "Sec. 9(D) Non-Dilutive Share Fraction"), the numerator of which is the product of (a) the number of shares of Common Stock outstanding immediately before such Extraordinary Distribution or Pro Rata Repurchase minus, in the case of a Pro Rata Repurchase, the number of shares of Common Stock repurchased by the Corporation multiplied by (b) the Fair Market Value of a share of Common Stock on the day before the ex-dividend date with respect to an Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be, and the denominator of which is (i) the product of (x) the number of shares of Common Stock outstanding immediately before such Extraordinary Distribution or Pro Rata Repurchase multiplied by (y) the Fair Market Value of a share of Common Stock on the day before the ex-dividend date with respect to an Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase, or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be, minus (ii) the Fair Market Value of the Extraordinary Distribution or the aggregate purchase price of the Pro Rata Repurchase, as the case may be. The Corporation shall send each holder of Class B Preferred Stock (i) notice of its intent to make an Extraordinary Distribution and (ii) notice of any offer by the Corporation to make a Pro Rata Repurchase, in each case at the same time as, or as soon as practicable after, such offer is first communicated to holders of Common Stock or, in the case of an Extraordinary Distribution, the announcement of a record date in accordance with the rules of any stock exchange on which the Common Stock is listed or admitted to trading. Such notice shall indicate the intended record date and the amount and nature of such dividend or distribution, or the number of shares subject to such offer for a Pro Rata Repurchase and the purchase price payable by the Corporation pursuant to such offer, as well as the Conversion Price and the number of shares of Common Stock into which a share of Class B Preferred Stock may be converted at such time. Concurrently with the Special Dividend paid pursuant to this Section 9(D)(1), the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate of all shares of Class B Preferred Stock shall be adjusted by dividing the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate, respectively, in effect immediately before such Extraordinary Distribution or Pro Rata Repurchase by the Sec. 9(D) Non-Dilutive Share Fraction determined pursuant to this Section 9(D)(1).

(2) The Corporation and the Board of Directors shall each use its best efforts to take all necessary steps or to take all actions as are reasonably necessary or appropriate for declaration of the Special Dividend provided in Section 9(D)(1) but shall not be required to call a special meeting of shareholders in order to implement the provisions thereof. If for any reason the Board of Directors is precluded from giving full effect to the Special Dividend provided in Section 9(D)(1), then no such Special Dividend shall be declared, but instead the Conversion Price shall automatically be adjusted by dividing the Conversion Price in effect immediately before the event by the Sec. 9(D) Non-Dilutive Share Fraction, and the Liquidation Price and the Regular Preferred Dividend Rate will not be adjusted. If subsequently the Board of Directors is able to give full effect to the Special Dividend as provided in Section 9(D)(1), then such Special Dividend will be declared and other adjustments will be made in accordance with the provisions of Section 9(D)(1) and the adjustment in the Conversion Price as provided in this Section 9(D)(2) will automatically be reversed and nullified prospectively.

(E) Notwithstanding any other provision of this Section 9, the Corporation shall not be required to make (i) any Special Dividend or any adjustment of the Conversion Price, the Liquidation Price or the Regular Preferred Dividend Rate unless such adjustment would require an increase or decrease of at least one percent (1%) in the number of shares of Class B Preferred Stock outstanding, or, (ii) if no additional shares of Class B Preferred Stock are issued, any adjustment of the Conversion Price unless such adjustment would require an increase or decrease of at least one percent (1%) in the Conversion Price. Any lesser adjustment shall be carried forward and shall be made no later than the time of, and together with, the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least one percent (1%) of the number of shares of Class B Preferred Stock outstanding or, if no additional shares of Class B Preferred Stock are being issued, an increase or decrease of at least one percent (1%) of the Conversion Price, whichever the case may be.

(F) If the Corporation shall make any dividend or distribution on the Common Stock or issue any Common Stock, other capital stock or other security of the Corporation or any rights or warrants to purchase or acquire any such security, which transaction does not result in an adjustment to the number of shares of Class B Preferred Stock outstanding or the Conversion Price pursuant to the foregoing provisions of this Section 9, the Board of Directors of the Corporation may, in its sole discretion, consider whether such action is of such a nature that some type of equitable adjustment should be made in respect of such transaction. If in such case the Board of Directors of the Corporation determines that some type of adjustment should be made, an adjustment shall be made effective as of such date as determined by the Board of Directors of the Corporation. The determination of the Board of Directors of the Corporation as to whether some type of adjustment should be made pursuant to the foregoing provisions of this Section 9(F), and, if so, as to what adjustment should be made and when, shall be final and binding on the Corporation and all shareholders of the Corporation. The Corporation shall be entitled to make such additional adjustments, in addition to those required by the foregoing provisions of this Section 9, as shall be necessary in order that any dividend or distribution in shares of capital stock of the Corporation, subdivision, reclassification or combination of shares of the Corporation or any recapitalization of the Corporation shall not be taxable to holders of the Common Stock.

(G) For purposes hereof, the following definitions shall apply:

(1) "Extraordinary Distribution" shall mean any dividend or other distribution to holders of Common Stock effected while any of the shares of Class B Preferred Stock are outstanding of (i) cash or (ii) any shares of capital stock of the Corporation (other than shares of Common Stock), other securities of the Corporation (other than securities of the type referred to in Section 9(B)), evidences of indebtedness of the Corporation or any other person or any other property (including shares of any subsidiary of the Corporation), or any combination thereof, where the aggregate amount of such cash dividend or other distribution together with the amount of all cash dividends and other distributions made during the preceding period of twelve (12) months, when combined with the aggregate amount of all Pro Rata Repurchases (for this purpose, including only that portion of the aggregate purchase price of such Pro Rata Repurchase which is in excess of the Fair Market Value of the Common Stock repurchased as determined on the applicable expiration date (including all extensions thereof) of any tender

offer or exchange offer which is a Pro Rata Repurchase, or the date of purchase with respect to any other Pro Rata Repurchase which is not a tender offer or exchange offer) made during such period, exceeds twelve and one-half percent (12.5%) of the aggregate Fair Market Value of all shares of Common Stock outstanding on the day before the ex-dividend date with respect to such Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash. The Fair Market Value of an Extraordinary Distribution for purposes of Section 9(D) shall be the sum of the Fair Market Value of such Extraordinary Distribution plus the aggregate amount of any cash dividends or other distributions which are not Extraordinary Distributions made during such twelve month period and not previously included in the calculation of an adjustment pursuant to Section 9(D), but shall exclude the aggregate amount of regular quarterly dividends declared by the Board of Directors and paid by the Corporation in such twelve month period.

(2) "Fair Market Value" shall mean, as to shares of Common Stock or any other class of capital stock or securities of the Corporation or any other issuer which are publicly traded, the average of the Current Market Prices (as hereinafter defined) of such shares or securities for each day of the Adjustment Period (as hereinafter defined). "Current Market Price" of publicly traded shares of Common Stock or any other class of capital stock or other security of the Corporation or any other issuer for a day shall mean the last reported sales price, regular way, or, in case no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the New York Stock Exchange Composite Tape or, if such security is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such security is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the NASDAQ National Market System or, if such security is not quoted on such National Market System, the average of the closing bid and asked prices on each such day in the over-the-counter market as reported by NASDAQ or, if bid and asked prices for such security on each such day shall not have been reported through NASDAQ, the average of the bid and asked prices for such day as furnished by any New York Stock Exchange member firm regularly making a market in such security selected for such purpose by the Board of Directors of the Corporation on each trading day during the Adjustment Period. "Adjustment Period" shall mean the period of five consecutive trading days, selected by the Board of Directors of the Corporation, during the twenty (20) trading days preceding, and including, the date as of which the Fair Market Value of a security is to be determined. The "Fair Market Value" of any security which is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Corporation, or, if no such investment banking or appraisal firm is in the good faith judgment of the Board of Directors available to make such determination, as determined in good faith by the Board of Directors of the Corporation.

(3) "Non-Dilutive Amount" in respect of an issuance, sale or exchange by the Corporation of any right or warrant to purchase or acquire shares of Common Stock (including any security convertible into or exchangeable for shares of Common Stock) shall mean the difference between (i) the product of the Fair Market Value of a share of Common Stock on the day preceding the first public announcement of such issuance, sale or exchange multiplied by the maximum number of shares of Common Stock which could be acquired on such date upon the exercise in full of such rights or warrants (including upon the conversion or exchange of all such convertible or exchangeable securities), whether or not exercisable (or convertible or exchangeable) at such date, and (ii) the aggregate amount payable pursuant to such right or warrant to purchase or acquire such maximum number of shares of Common Stock; provided, however, that in no event shall the Non-Dilutive Amount be less than zero. For purposes of the foregoing sentence, in the case of a security convertible into or exchangeable for shares of Common Stock, the amount payable pursuant to a right or warrant to purchase or acquire shares of Common Stock shall be the Fair Market Value of such security on the date of the issuance, sale or exchange of such security by the Corporation.

(4) "Pro Rata Repurchase" shall mean any purchase of shares of Common Stock by the Corporation or any subsidiary thereof, whether for cash, shares of capital stock of the Corporation, other securities of the Corporation, evidences of indebtedness of the Corporation or any other person or any other property (including shares of a subsidiary of the Corporation), or any combination thereof, effected while any of the shares of Class B Preferred Stock are outstanding, pursuant to any tender offer or exchange offer subject to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision of law, or pursuant to any other offer available to substantially all holders of Common Stock, provided, however, that no purchase of shares by the Corporation or any subsidiary thereof made in open market transactions shall be deemed a Pro Rata Repurchase. For purposes of this Section 9(G), shares shall be deemed to have been purchased by the Corporation or any subsidiary thereof "in open market transactions" if they have been purchased substantially in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act on the date shares of Class B Preferred Stock are initially issued by the Corporation or on such other terms and conditions as the Board of Directors of the Corporation shall

have determined are reasonably designed to prevent such purchases from having a material effect on the trading market for the Common Stock

(H) Whenever an adjustment increasing the number of shares of Class B Preferred Stock outstanding is required pursuant hereto, the Board of Directors shall take action as is necessary so that a sufficient number of shares of Class B Preferred Stock are designated with respect to such increase resulting from such adjustment. Whenever an adjustment to the Conversion Price, the Liquidation Price or the Regular Preferred Dividend Rate of the Class B Preferred Stock is required pursuant hereto, the Corporation shall forthwith place on file with the transfer agent for the Common Stock and the Class B Preferred Stock, if there be one, and with the Treasurer of the Corporation, a statement signed by the Treasurer or any Assistant Treasurer of the Corporation stating the adjusted Conversion Price, Liquidation Price and Regular Preferred Dividend Rate determined as provided herein. Such statement shall set forth in reasonable detail such facts as shall be necessary to show the reason and the manner of computing such adjustment, including any determination of Fair Market Value involved in such computation. Promptly after each adjustment to the number of shares of Class B Preferred Stock outstanding, the Conversion Price, the Liquidation Price or the Regular Preferred Dividend Rate, the Corporation shall mail a notice thereof and of the then prevailing number of shares of Class B Preferred Stock outstanding, the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate to each holder of shares of Class B Preferred Stock.

10. Miscellaneous.

(A) All notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) business days after the mailing thereof if sent by registered mail (unless first-class mail shall be specifically permitted for such notice under the terms hereof) with postage prepaid, addressed: (i) if to the Corporation, to its office at 5959 Las Colinas Boulevard, Irving, Texas 75039 (Attention: Treasurer) or to the transfer agent for the Class B Preferred Stock, or other agent of the Corporation designated as permitted hereby or (ii) if to any holder of the Class B Preferred Stock or Common Stock, as the case may be, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Class B Preferred Stock or Common Stock, as the case may be) or (iii) to such other address as the Corporation or any such holder, as the case may be, shall have designated by notice similarly given.

(B) The term "Common Stock" as used herein means the Corporation's no par value common stock, as the same exists at the Effective Date, or any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to without par value, or from without par value to par value. In the event that, at any time as a result of an adjustment made pursuant to Section 9 hereof, the holder of any shares of the Class B Preferred Stock upon thereafter surrendering such shares for conversion shall become entitled to receive any shares or other securities of the Corporation other than shares of Common Stock, the anti-dilution provisions contained in Section 9 hereof shall apply in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock, and the provisions of Sections 1 through 8 and 10 hereof with respect to the Common Stock shall apply on like or similar terms to any such other shares of securities.

(C) The term "Effective Date" shall mean the date of effectiveness of the Certificate of Merger of Lion Acquisition Subsidiary Corporation with and into Mobil Corporation filed in the office of the Secretary of State of the State of Delaware.

(D) The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Class B Preferred Stock or shares of Common Stock or other securities issued on account of Class B Preferred Stock pursuant thereto or certificate representing such shares or securities. The Corporation shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Class B Preferred Stock or Common Stock or other securities in a name other than that in which the shares of Class B Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any person with respect to any such shares or securities other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

(E) In the event that a holder of shares of Class B Preferred Stock shall not by written notice designate the name in which shares of Common Stock to be issued upon conversion of such shares should be registered or to whom payment upon redemption of shares of Class B Preferred Stock should be made or the address to which the certificate or certificates representing such shares, or such payment, should be sent, the Corporation shall be entitled to register such shares, and make such payment, in the name of the holder of such Class B Preferred Stock as shown on the records of the Corporation and to send the certificate or certificates or other documentation representing such shares, or such payment, to the address of such holder shown on the records of the Corporation.

(F) The Corporation may appoint, and from time to time discharge and change, a transfer agent for the Class B Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Corporation shall send notice thereof by first-class mail, postage prepaid, to each holder of record of Class B Preferred Stock.

(G) Any shares of Common Stock into which the shares of Class B Preferred Stock shall be converted, may be uncertificated shares, provided that the names of the holders of all uncertificated shares and the number of such shares held by each holder shall be registered at the offices of the Corporation or the transfer agent for such shares. In the event that any shares shall be uncertificated, all references herein to surrender or issuance of stock certificates shall have no application to such uncertificated shares.